Exhibit 2.1

Dated October 28, 2004

BOMAG Holding GmbH,

BOMAG U.L.M. GmbH,

Radiodetection Limited

And

SPX Corporation

And

FAYAT SA

INTERNATIONAL SHARE SALE AGREEMENT

relating to the companies and participations comprising the BOMAG Group

Table of Contents

1	Interpretation	4

2	Agreement to Sell the Shares	11

3	Agreement to Sell the Profit Claims	13

4	Purchase Price	13

5	Purchase Price Adjustment	15

6	Closing Conditions	18

7	Conduct of Business prior to Closing	22

8	Closing	23

9	Sellers’ Assumptions	26

10	Purchasers’ Assumptions	27

11	Seller’s Liability	38

12	Conduct of Third Party Claims	40

13	Taxes	41

14	Undertakings	48

15	Confidentiality	54

16	Non-Competition Covenants	56

17	Interim Services	57

18	Miscellaneous	57

International Share Sale Agreement

This Agreement is made on October 28, 2004 between:

(1)	BOMAG Holding GmbH, a company incorporated in Germany whose registered office is at Hellerwald, 56154 Boppard, Germany (“BOMAG Holding”);

(2)	BOMAG U.L.M. GmbH, a company incorporated in Germany whose registered office is at Hellerwald, 56154 Boppard, Germany (“BOMAG U.L.M.”);

(3)	Radiodetection Limited, a company incorporated in England and Wales whose principal business address is at Western Drive, Bristol BS14 OAZ, England;

Parties (1) to (3) acting jointly and severally hereinafter collectively referred to as “Seller”; and

(4)	FAYAT SA, a company incorporated in Bordeaux France (RCS 595759589) whose registered office is at 137 rue du Palais Gallien 33 000 Bordeaux, France (the “Purchaser”), acting on its behalf or on behalf of any Relevant Purchaser as defined below;

(5)	SPX Corporation, a company incorporated in Delaware, with office in 13515 Ballantyne Corporate Place, Charlotte, NC 28277, USA, acting as a Guarantor of the Seller according to Section 14.15 of this Agreement;

Seller and Purchaser hereinafter referred to as the “Parties” or individually as “Party”.

Whereas:

(A)	The Seller at the time of Closing shall be the direct or indirect (i) sole shareholder of the companies BOMAG Americas, Inc. (“BOMAG Americas”), BOMAG (Canada) Inc. (“BOMAG Canada”), BOMAG GmbH (“BOMAG Germany”), BOMAG (Great Britain) Limited (“BOMAG UK”), BOMAG France S.A.S. (“BOMAG France”), BOMAG Italia S.r.l. (“BOMAG Italy”), BOMAG Maschinenhandelsgesellschaft m.b.H. (“BOMAG Austria”), BOMAG Unternehmensverwaltung GmbH (“BOMAG Unternehmensverwaltung”), and (ii) owner of 80 % of the shares in BOMAG (Shanghai) Compaction Machinery Co. Ltd (“BOMAG China”) and 90 % of the shares in BOMAG Japan Co. Ltd. (“BOMAG Japan”), together hereinafter referred to as the “BOMAG Group Companies”.

(B)	The BOMAG Group Companies are engaged in the business of the design, manufacture and sale of heavy and light equipment for soil, asphalt and refuse compaction; in addition they sell compaction measurement and documentation systems and are active in the spare parts and service business as well as in the business of machinery for the recycling and stabilization of road beds under repair (the “BOMAG Business”).

(C)	BOMAG U.L.M. shall terminate prior to or as of the Closing Date the profit and loss transfer agreement with BOMAG Germany and BOMAG Unternehmensverwaltung and sell the resulting claims against BOMAG Germany and BOMAG Unternehmensverwaltung to the Purchaser under the terms and conditions of this Agreement.

(D)	The Seller intends to sell and cause the Relevant Shareholders to transfer the shares in certain BOMAG Group Companies to the Purchaser or purchasing entities designated by the Purchaser (the “Relevant Purchasers”), and the Purchaser has agreed to purchase or cause the Relevant Purchasers to purchase the shares, all subject to the terms and conditions of this Agreement.

It is agreed as follows:

1	Interpretation

In this Agreement, unless the context otherwise requires, the provisions in this Section 1 apply:

Definitions

“Profit Claims” shall mean the nominal value of the claims of BOMAG U.L.M. against BOMAG Unternehmensverwaltung and BOMAG Germany for payment of profits (Gewinnabführung) resulting from the profit and loss transfer agreements dated Novermber 8, 2003 for BOMAG Unternehmensverwaltung and dated October 7, 2002 for BOMAG Germany for fiscal years ending on or prior to the Closing, taking into account any advanced distributions of profits provided that such advance distributions do not affect the Working Capital of Bomag GmbH and Bomag Unternehmensverwaltung as of Closing;

“Accounts Date” means November 30, 2003 for all BOMAG Group Companies except for BOMAG Germany, where January 31, 2004 shall be the Accounts Date and for BOMAG China, where December 31, 2003 shall be the Accounts Date;

“Affiliates” shall have the meaning as defined in Section 15 German Stock Corporation Act (AktG);

“Agreement” shall mean this International Share Sale Agreement and any amendments thereto;

“AktG” shall mean the German Stock Corporation Act (Aktiengesetz);

“BGB” shall mean the German Civil Code (Bürgerliches Gesetzbuch);

“BOMAG Americas” means BOMAG Americas, Inc., as further specified in Annex 1.1;

“BOMAG Austria” means BOMAG Maschinenhandelsgesellschaft m.b.H., as further specified in Annex 1.1;

“BOMAG Business” shall have the meaning as defined in Preamble (B);

“BOMAG Canada” means BOMAG (Canada) Inc., as further specified in Annex 1.1;

“BOMAG China” means BOMAG (Shanghai) Compaction Machinery Co. Ltd., as further specified in Annex 1.1;

“BOMAG France” means BOMAG France S.A.S., as further specified in Annex 1.1;

“BOMAG Germany” means BOMAG GmbH, as further specified in Annex 1.1 ;

“BOMAG Germany Balance Sheets” shall have the meaning as defined in Section 3 of this Agreement;

“BOMAG Group Companies” means, collectively or individually, BOMAG Americas, BOMAG Austria, BOMAG Canada, BOMAG France, BOMAG Germany, BOMAG Italy, BOMAG UK, BOMAG Unternehmensverwaltung, BOMAG China and BOMAG Japan, details of which are set out in Annex 1.1;

“BOMAG Group Shares” means the shares, participations and interests in the capital of the BOMAG Group Companies specified in Annex 1.1 and that are directly or indirectly held by Seller;

“BOMAG Holding” means BOMAG Holding GmbH, a company incorporated in Germany whose registered office is at Hellerwald, 56154 Boppard, Germany;

“BOMAG Italy” means BOMAG Italia S.r.l., as further specified in Annex 1.1;

“BOMAG Japan” means BOMAG Japan Co. Ltd., as further specified in Annex 1.1;

“BOMAG UK” means BOMAG (Great Britain) Limited, as further specified in Annex 1.1;

“BOMAG U.L.M.” shall have the meaning as defined in heading (2) of this Agreement;

“BOMAG Unternehmensverwaltung” means BOMAG Unternehmensverwaltung GmbH, as further specified in Annex 1.1;

“BOMAG Unternehmensverwaltung Balance Sheets” shall have the meaning as defined in Section 3 of this Agreement;

“Business Day” means a day which is not a Saturday, a Sunday or a public holiday in Frankfurt am Main, Germany, and Charlotte, North Carolina;

“Cash” shall have the meaning as defined in Annex 1.4 to this Agreement;

“Cash Management System” shall mean the system of accounts maintained by Bank Mendes Gans to settle inter-company transactions between Seller’s Group and the BOMAG Group Companies and to provide financing to the BOMAG Group Companies as well as the Cash management Agreement between BOMAG Germany and BOMAG ULM dated July 1, 2003;

“Cash Statement” shall have the meaning as defined in Section 5.2.1 of this Agreement;

“Closing” means the completion of the sale of the Shares pursuant to Section 8 of this Agreement and any relevant Local Transfer Document;

“Closing Conditions” shall have the meaning as defined in Section 6.2 of the Agreement;

“Closing Date” means the date on which Closing takes place;

“Closing Date Financial Statements” shall have the meaning as defined in Section 5.2 of this Agreement;

“Closing Events” shall mean the actions set forth in Section 8.2 of this Agreement;

“Code” shall mean the United States Internal Revenue Code of 1986, as amended;

“Confidentiality Agreement” means the confidentiality agreement dated August, 11 2004 between UBS Investment Bank Ltd. and Purchaser pursuant to which the Seller made available to the Purchaser certain confidential information relating to the Group;

“Debt Statement” shall have the meaning as defined in Section 5.2.2 of this Agreement;

“Disclosed Information” shall mean all documents and written information disclosed to the Purchaser, its employees, officers, agents, representatives, advisors or consultants in the teaser, the information memorandum, in management presentations, in the course of due diligence in the data room or otherwise including the Disclosure Schedule annexed to this Agreement;

“Disclosure Schedule” shall mean the Disclosure Schedule annexed to this Agreement as Annex 1.7;

“Employees” means those employees who on the Closing Date are employed by any of the BOMAG Group Companies or any employees transferred to a designee of the Purchaser as part of the Pre-Closing Restructuring (which shall not exceed the number of 70 employees, all of which were dedicated at least 80% to the BOMAG Business);

“Encumbrance” means any claim, charge, mortgage, lien, option, equity, power of sale, hypothecation, usufruct, retention of title, right of pre-emption, right of first refusal or other third party rights or security interest of any kind or an agreement, arrangement or obligation to create any of the foregoing;

“Environment” means all or any of the following media (alone or in combination): air (including the air within buildings and the air within other natural or man-made structures whether above or below ground); water (including water under or within land); soil and land including underground and any ecological systems and living organisms supported by these media;

“Environmental Authority” means any legal person or body of persons (including any government department or government agency or court or tribunal) having jurisdiction to determine any matter arising under Environmental Law and/or relating to the Environment;

“Environmental Law” means all applicable laws (including, for the avoidance of doubt, common law), statutes, regulations, statutory guidance notes and final and binding court and other tribunal decisions of any relevant jurisdiction as in effect in the relevant jurisdiction at Closing whose purpose is to protect, or prevent pollution of, the Environment or to regulate emissions, discharges, or releases of Hazardous Substances into the Environment, or to regulate the use, treatment, storage, burial, disposal, transport or handling of Hazardous Substances, and all regulations, decrees or orders issued or promulgated or approved thereunder;

“Environmental Material Adverse Effect” means a material adverse effect on the business, properties, results of operations or financial condition of the BOMAG Group Companies, taken as a whole, in relation to Environmental Law, Environmental Permits, Environmental Contamination or Environmental Authorities resulting in a loss exceeding a minimum global amount of US$ 1,000,000, but excluding any effect resulting from or relating to (i) general political or economic conditions, general financial and capital market conditions (including interest rates) or general effects on any of the industries in which the businesses of the BOMAG Group Companies are engaged, or, in each case, any changes therein, (including as a result of (x) an outbreak or escalation of hostilities involving the United States, any country in Europe or any other country, or the declaration by the United States, any country in Europe or any other country of a national emergency or war, or (y) the occurrence of any other calamity or crisis (including any act of terrorism)), (ii) any changes in law, GAAP or any authoritative interpretations thereof, (iii) the public announcement or the becoming public of the transactions contemplated by this Agreement, (iv) any action taken or failed to be taken by Seller or any of its Affiliates (including the BOMAG Group Companies) or representatives required or contemplated by this Agreement or at the request of Purchaser, or (v) any action taken by Purchaser or any of its Affiliates or representatives, or (vi) any failure to meet internal projections;

“Environmental Permit” means any license, approval, authorization, permission, notification, waiver, order or exemption which is issued, granted or required under Environmental Law and which is Material to the operation of the business of the BOMAG Group Companies on or before Closing;

“ERISA” shall mean the Employee Retirement Income Security Act, as amended;

“Expert Arbitrator” shall have the meaning as defined in Section 5.9 of this Agreement;

“Financial Debt” shall have the meaning as defined in Annex 1.5 to this Agreement;

“Financial Statements” shall have the meaning as defined in Section 10.4 of this Agreement;

“Fixed Purchase Price Component” shall have the meaning as defined in Section 4.1.1 of this Agreement;

“GAAP” shall mean the generally accepted accounting principles and, to the extent consistent therewith, the historical practices of the BOMAG Group Companies in the relevant countries/ jurisdictions constantly applied within the years 2002 and 2003;

“Hazardous Substances” means any wastes, pollutants, contaminants and any other natural or artificial substance (whether in the form of a solid, liquid, gas or vapor) which is capable of causing harm or damage to the Environment or a nuisance to any person;

“HGB” shall mean the German Commercial Code (Handelsgesetzbuch);

“Indemnified Taxes” shall have the meaning as defined in Section 13.1.1 of this Agreement;

“Local Transfer Document” has the meaning given to it in Section 2.3.1;

“Losses” means all losses, liabilities, costs (including without limitation reasonable legal costs and experts’ and consultants’ fees), charges, expenses, actions, proceedings, claims and demands;

“Material” means material to the business, properties, results of operations or financial conditions of the BOMAG Group Companies, taken as a whole;

“Material Adverse Effect” means a material adverse effect on the business, properties, results of operations or financial condition of the BOMAG Group Companies, taken as a whole, but excluding any effect resulting from or relating to (i) general political or economic conditions, general financial and capital market conditions (including interest rates) or general effects on any of the industries in which the businesses of the BOMAG Group Companies are engaged, or, in each case, any changes therein, (including as a result of (x) an outbreak or escalation of hostilities involving the United States, any country in Europe or any other country, or the declaration by the United States, any country in Europe or any other country of a national emergency or war, or (y) the occurrence of any other calamity or crisis (including any act of terrorism)), (ii) any changes in law, GAAP or any authoritative interpretations thereof, (iii) the public announcement or the becoming public of the transactions contemplated by this Agreement, (iv) any action taken or failed to be taken by Seller or any of its Affiliates (including the BOMAG Group Companies) or representatives required or contemplated by this Agreement or at the request of Purchaser, or (v) any action taken by Purchaser or any of its Affiliates or representatives, or (vi) any failure to meet internal projections;

“Non-Consolidated Tax Returns” means Tax Returns other than Tax Returns that are included in a consolidated or combined Tax Return of the Seller or any of its Affiliates;

“Parties” or “Party” shall have the meaning as defined in the heading of this Agreement;

“PBGC” shall mean Pension Benefit Guaranty Corporation;

“Permitted Encumbrances” means (i) U.S. liens for taxes not yet due or being contested in good faith by appropriate proceedings and (ii) statutory liens in the ordinary course of business,that do not have a Material Adverse Effect;

“Pre-Closing Restructuring” means the transfer of certain assets, personnel and liabilities, including, but not limited to pension liabilities pertaining to the Employees, currently owned by BOMAG Holding but pertaining to the BOMAG Business, to a BOMAG Group Company, the consummation of cash dividends to eliminate cash, transfer of shares in any of the BOMAG Group Companies to Affiliates of the Seller as set forth in Annex 1.2;

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date;

“Preliminary Purchase Price” shall have the meaning as defined in Section 4.1.5 of this Agreement;

“Purchase Price” shall have the meaning as defined in Section 4.1.1 of this Agreement;

“Purchase Price Adjustment” shall have the meaning as defined in Section 5 of this Agreement;

“Purchaser” shall have the meaning as defined in heading (4) of this Agreement;

“Purchaser’s Assumptions” shall have the meaning as defined in Section 10 of this Agreement;

“Purchaser’s Disagreement Notice” shall have the meaning as defined in Section 5.9;

“Purchaser’s Group” means the Purchaser and its Affiliates from time to time, including the BOMAG Group Companies after the Closing Date;

“Relevant Purchaser” means, in relation to each of the BOMAG Group Companies referred to in Annex 2.2.1, the company whose name is set out in the column with the heading “Relevant Purchasers”, as it may be amended by the Purchaser pursuant to Section 2.2.1 of this Agreement;

“Relevant Shareholder” means, in relation to each of the BOMAG Group Companies referred to in Annex 2.2.1, the company whose name is set out in the column with the heading Relevant Shareholder;

“Retained US Employees” means those employees who on the Closing Date are employed by BOMAG Americas;

“Restricted Employee” means any Employee who (a) has access to trade secrets or other confidential information of any of the BOMAG Group Companies; (b) has participated in discussions relating to the transaction pursuant to this Agreement; or (c) holds the position of director or managing director of any of the BOMAG Group Companies;

“Restricted Period” means two years commencing on the Closing Date;

“Retirement’s Saving Plan” shall have the meaning as defined in section 14.14.1;

“Seller” shall have the meaning as defined in heading (1) of this Agreement;

“Seller Insurance Policies” shall have the meaning as defined in Section 10.15 of this Agreement;

“Seller’s Assumptions” shall have the meaning as defined in Section 9 of this Agreement;

“Seller’s Auditors” shall mean Deloitte & Touche GmbH, Frankfurt am Main, Germany;

“Seller’s Group” means the Seller and its Affiliates except the BOMAG Group Companies;

“Seller’s Knowledge” shall have the meaning as defined in Section 10.19 of this Agreement;

“Shares” means the BOMAG Group Shares except for shares held by any of the BOMAG Group Companies specified in Annex 1.3;

“Stow Site” shall have the meaning as defined in Section 14.12;

“Straddle Period” means any taxable period beginning on or before the Closing Date and ending after the Closing Date;

“Taxation” or “Tax” means (i) all forms of taxation whether direct or indirect and whether levied by reference to income, profits, gains, net wealth, asset values, turnover, added value or other reference and statutory, governmental, state, provincial, local governmental or municipal impositions, duties, contributions, rates and levies (including without limitation social security contributions and any other payroll taxes), whenever and wherever imposed (whether imposed by way of a withholding or deduction for or on account of tax or otherwise) and in respect of any person and (ii) all penalties, charges, costs and interest relating thereto;

“Tax Audit” means any tax audit, inspection or similar investigation by any Tax Authority (other than routine matters of a minor nature);

“Tax Authority” means any taxing or other authority competent to impose any liability in respect of Taxation or responsible for the administration and/or collection of Taxation or enforcement of any law in relation to Taxation;

“Tax Claim” means the issue of any notice, demand, assessment, letter or other document by or on behalf of any Tax Authority, or the imposition (or any document referring to the possible imposition) of any withholding of or on account of Tax, or the delivery of a Tax Return, from which it appears that a liability to Taxes will be imposed or payable;

“Tax Election” means a claim, election, application, surrender or disclaimer, the giving of a notice, consent, or the doing of any other similar thing under the provision of any law relating to Tax;

“Tax Refund” means any set-off, deduction, credit, reimbursement, repayment or refund in respect of any Tax;

“Tax Return” means any tax return filed or to be filed by a BOMAG Group Company relating to the Pre-Closing Tax Period or Straddle Period;

“Third Party Claim” shall have the meaning as defined in Section 12 of this Agreement;

“UmwG” shall mean the German Transformation Act (Umwandlungsgesetz);

“US Purchaser Subsidiaries” shall have the meaning as defined in section 14.14.1;”

US-GAAP” shall mean the accounting principles generally accepted in the United States of America and, to the extent consistent therewith, the historical practices of the BOMAG Group Companies constantly applied within the years 2002 and 2003;

“VAT” means within the European Union such Tax as may be levied in accordance with (but subject to derogations from) the Directive 77/338/EEC and outside the European Union any Taxation levied by reference to added value or sales;

“Working Capital” shall have the meaning as defined in Annex 1.6 to this Agreement;

“Working Capital Statement” shall have the meaning as defined in Section 5.2.3 of this Agreement;

“ZPO” shall mean the German Code on Civil Procedure (Zivilprozessordnung).

2	Agreement to Sell the Shares

2.1	Sale and Purchase of the Shares

2.1.1	On and subject to the terms of this Agreement, at the Closing the Seller shall sell to Purchaser, who shall accept such sale the Shares and shall transfer or cause the transfer of the Shares to the respective Relevant Purchaser in accordance with Section 2.3.

2.1.2	The Shares shall be sold together with all rights and advantages attaching to them as at Closing (including, without limitation, the right to receive all dividends or distributions declared after Closing and the BOMAG Group Shares held by BOMAG Group Companies).

2.1.3	The Seller will procure that the Relevant Shareholders will transfer to the Purchaser or the respective Relevant Purchaser the Shares including the BOMAG Group Shares held by BOMAG Group Companies at Closing.

2.2	Relevant Purchasers

2.2.1	The Relevant Purchasers are listed in Annex 2.2.1 to this Agreement. Purchaser shall be entitled to amend this list and to nominate, by notice in writing to the Seller at any time up to 25 Business Days after the date of this Agreement, one or more Relevant Purchasers to purchase the Shares or any part thereof, provided that such action does not cause any delay in the receipt of any required regulatory approval or otherwise adversely affect Seller.

2.2.2	Any Relevant Purchaser nominated pursuant to Section 2.2.1 shall be a member of the Purchaser’s Group.

2.3	Local Transfer Documents and Delivery of all BOMAG Group Shares

2.3.1	On Closing, the Relevant Shareholders and the Relevant Purchasers shall execute such agreements, transfers, conveyances and other documents (subject to the relevant local law, drafts of which are attached to this Agreement in Annex 8.2.2 (i) - (ix)), to implement the share and transfer of the BOMAG Group Shares on Closing (collectively, the “Local Transfer Documents” and each, a “Local Transfer Document”).

2.3.2	To the extent that the provisions of a Local Transfer Document are inconsistent with or (except to the extent they implement a transfer in accordance with this Agreement) additional to the provisions of this Agreement:

(i)	the provisions of this Agreement shall prevail; and

(ii)	so far as permissible under the laws of the relevant jurisdiction, the Seller and the Purchaser shall procure that the provisions of the relevant Local Transfer Document are adjusted to the extent necessary to give effect to the provisions of this Agreement.

2.3.3	Neither Purchaser nor any other member of Purchaser’s Group shall bring any claim against any Seller or any other member of the Seller’s Group in respect of or based upon the Local Transfer Documents save to the extent necessary to implement and/or enforce any transfer of the BOMAG Group Shares in accordance with this Agreement. To the extent that a claim is brought in breach of this Section, the Purchaser shall indemnify the members of the Seller’s Group against all Losses which they may suffer through or arising from the bringing of such a claim.

2.3.4	Neither Seller nor any other member of Seller’s Group shall bring any claim against any Purchaser or any other member or the Purchaser’s Group in respect of or based upon the Local Transfer Documents save to the extent necessary to implement and/or enforce any transfer of the BOMAG Group Shares in accordance with this Agreement. To the extent that a claim is brought in breach of this Section, the Seller shall indemnify the members of the Purchaser’s Group against all Losses which they may suffer through or arising from the bringing of such claim.

3	Agreement to Sell the Profit Claims

On and subject to the terms of this Agreement, at the Closing BOMAG U.L.M. shall sell and transfer to Purchaser, who shall accept such sale and transfer, the Profit Claims, which shall be derived from the audited financial statements (to be prepared in accordance with Section 5.12) of BOMAG Germany and BOMAG Unternehmensverwaltung as at the close of the fiscal years ending prior to Closing for which the financial statements have not been established on or prior to Closing (the “BOMAG Germany Balance Sheets” and the “BOMAG Unternehmensverwaltung Balance Sheets”).

4	Purchase Price

4.1	Purchase Price

The Purchase Price to be paid by the Purchaser for the BOMAG Group Shares and the Profit Claims as sold, purchased and transferred hereunder shall be the aggregate of:

4.1.1	A fixed amount of US$ 445,000,000 (in words: US Dollar four hundred forty five million) (hereinafter referred to as the “Fixed Purchase Price Component”);

less

4.1.2	the Financial Debt

plus

4.1.3	the consolidated amount of Cash as existing at the Closing Date;

plus

4.1.4	the amount, if any, by which the balance of the Working Capital of the BOMAG Group as of the Closing Date exceeds US$ 46,500,000 (in words: forty six million five hundred thousand US dollars);

minus

the amount, if any, by which the Working Capital as of the Closing Date (for the avoidance of doubt, including any Working Capital below zero), falls short of US$ 46,500,000 (in words: forty six million five hundred thousand US dollars;

(hereinafter referred to as the “Purchase Price”).

4.1.5	Preliminary Purchase Price

As of the date of this Agreement, the Parties have estimated and agreed in the form of the Closing Date Financial Statements (as defined below) the estimated Financial Debt, the estimated Cash and an adjustment resulting from an estimated Working Capital excess or shortfall. The Parties have agreed on a preliminary purchase price of US$ 446,000,000 (in words: US Dollar four hundred forty six million) (hereinafter referred to as the “Preliminary Purchase Price”).

4.1.6	The Purchase Price shall be allocated by mutual agreement as set out in Annex 4.1.6 (subject to the Purchase Price Adjustment attributable to the particular BOMAG Group Shares).

4.1.7	The Purchaser shall not be entitled to exercise any rights to retention (Zurückbehaltungsrechte) or set off (Aufrechnung) Purchaser may have with regard to payments to be made under this Agreement.

4.1.8	The Preliminary Purchase Price shall be paid at Closing from the Purchaser to the Seller or its designees in immediately available funds by wire transfer to the bank account or bank accounts designated by the Seller in accordance with Section 4.1.9.

4.1.9	All payments from the Purchaser to the Seller shall be made to the bank account or bank accounts designated by the Seller only subject to bank accounts being duly disclosed five Business Days prior to the Closing Date.

4.2	Reduction of Consideration

4.2.1	If any payment is made to the Purchaser or any Relevant Purchaser in respect of any claim for any breach of this Agreement or pursuant to an indemnity under this Agreement, the payment shall be made by way of adjustment of the consideration paid for the particular BOMAG Group Shares to which the payment and/or claim relates under this Agreement and the consideration shall be deemed to have been reduced by the amount of such payment.

4.2.2	If the payment and/or claim relates to the BOMAG Group Shares in more than one BOMAG Group Company, it shall be allocated in a manner which reflects the impact of the matter to which the payment and/or claim relates; if the payment and/or claim does not relate to any particular BOMAG Group Share in any BOMAG Group Company, it shall, unless the Purchaser expresses any specific interest that does not negatively affect the Seller, be allocated rateably to all the BOMAG Group Shares by reference to the proportions in which the consideration is allocated, and in each case the consideration shall be deemed to have been reduced by the amount of such payment.

4.3	Cash Management

The Cash Management System shall continue and be operated for the BOMAG Group Companies in accordance with past principles and practices up to and including 5 Business Days prior to the Closing Date and shall cease to be operated thereafter. The resulting balances will be settled prior to Closing. For the interim period between settlement of the balances and Closing, Seller shall make available cash to the BOMAG Group Companies in accordance with Annex 4.3.

5	Purchase Price Adjustment

If on the basis of the Closing Date Financial Statements (as defined in and finally agreed or determined in accordance with this Section 5), the Purchase Price is higher than the Preliminary Purchase Price, the Purchaser shall pay to the Seller an amount equal to the amount by which the Purchase Price exceeds the Preliminary Purchase Price. If, on the basis of the Closing Date Financial Statements, the Preliminary Purchase Price is higher than the Purchase Price, the Seller shall pay to the Purchaser an amount equal to the amount by which the Preliminary Purchase Price exceeds the Purchase Price. Any such amount to be paid by either Purchaser or the Seller (hereinafter referred to as the “Purchase Price Adjustment”) shall be paid as follows:

5.1.1	Any Purchase Price Adjustment owed by the Purchaser shall be paid by the Purchaser by way of wire transfer - to be credited on the same day - free of any costs and fees no later than 10 Business Days after the Closing Date Financial Statements have become final and binding upon the Parties in accordance with this Section 5 to the account designated by Seller or within 10 Business Days after the notification of such bank account whichever is the later.

5.1.2	Any Purchase Price Adjustment owed by the Seller shall be paid by the Seller by way of wire transfer - to be credited on the same day - free of any costs and fees no later than 10 Business Days after the Closing Date Financial Statements have become final and binding upon the Parties in accordance with this Section 5 to the account designated by Purchaser or within 10 Business Days after the notification of such bank account whichever is the later.

5.1.3	Any payment to be made in accordance with this Section 5 shall include interest thereon calculated from the Closing Date to the date of payment at a rate per annum of 3-month EURIBOR plus 100 basispoints. Such interest shall accrue from day to day. In case that any interest becomes payable to the Purchaser under this Section, Purchaser is obliged to provide Seller with any applicable tax documents, including, without being limited thereto, the US forms W-9 or W-9(Ben), before such interest becomes payable. Seller is entitled to withhold any withholding Taxes according to the laws of the country of the Relevent Shareholder in case that the applicable Tax documents have not been provided by Purchaser.

5.2	Preparation of the Closing Date Financial Statements

The Financial Debt, the Cash, the Working Capital, each existing as per the Closing Date, as well as any Purchase Price Adjustment resulting therefrom, shall be determined on the basis of a:

5.2.1	“Cash Statement” shall mean a statement showing only the Cash (as defined herein) of the BOMAG Group Companies as of the Closing Date;

5.2.2	“Debt Statement” shall mean a statement showing only the Financial Debt (as defined herein) of the BOMAG Group Companies as of the Closing Date;

5.2.3	“Working Capital Statement” shall mean a statement showing only the Working Capital (as defined herein to be calculated in accordance with Sections 4.1.4 and Annex 1.6) of the BOMAG Group Companies as of the Closing Date.

The Cash Statement, the Debt Statement and the Working Capital Statement derived therefrom are hereinafter collectively referred to as the “Closing Date Financial Statements”. The draft of the Closing Date Financial Statements shall be prepared by the Seller’s Auditors upon instruction from the Seller and in cooperation with the Seller and the Purchaser.

5.3	For the avoidance of doubt, the receivable and reserve related to the Tax Risk shall not be included in the Working Capital Statement.

5.4	The Closing Date Financial Statements shall be drawn up in accordance with:

5.4.1	the policies, procedures and practices set out in Annex 5.4;

5.4.2	to the extent not inconsistent with paragraph 5.4.1, the same accounting methods, policies, procedures and practices, including the same judgments and estimation methodology utilized in preparing the estimated Financial Debt, Cash and Working Capital excess or shortfall, applied on a consistent basis;

5.4.3	to the extent not inconsistent with paragraphs 5.4.1 and 5.4.2, US-GAAP shall apply.

5.5	The Closing Date Financial Statements shall be drawn up as at close of business in the relevant locations as of the end of the day preceding the Closing Date and in case the Closing takes place in 2004, as of December 31, 2004. No account shall be taken of events taking place after the close of business (local time) on the Closing Date and regard shall only be made to information available to the Parties to this Agreement at that time.

5.6	The Closing Date Financial Statements shall be expressed in US$. Amounts in other currencies shall be translated into US$ at the exchange rates of the European Central Bank as published on the website of ECB (www.ecb.int/exchange/eurofxref/html/index.en.html) or such other site that comes to substitute it.

5.7	No later than 45 days following Closing, the Seller shall deliver to the Purchaser the Closing Date Financial Statements.

5.8	In order to enable the Seller and, upon his instructions, the Seller’s Auditors, to prepare and agree the Closing Date Financial Statements, the Purchaser and the

Relevant Purchasers shall keep up-to-date and, subject to reasonable notice, make available to the Seller’s representatives and to the Seller’s Auditors all books and records relating to the BOMAG Group Companies during normal office hours and co-operate with them with regard to the preparation of the Closing Date Financial Statements. The Purchaser agrees to make available the services of the employees of the BOMAG Group Companies as reasonably required to assist the Seller’s Auditor in the performance of its duties under this Agreement.

5.9	To the extent the Purchaser does not within 15 days of reception by it of the Closing Date Financial Statements give notice to the Seller that it disagrees with the Closing Date Financial Statements or any item thereof, such notice stating the reasons for the disagreement in reasonable detail and specifying the adjustments which, in the Purchaser’s opinion, should be made to the draft of the Closing Date Financial Statements (the “Purchaser’s Disagreement Notice”), the Closing Date Financial Statement shall be final and binding on the Parties for all purposes. If the Purchaser gives a valid Purchaser’s Disagreement Notice within such 15 days, the Purchaser and the Relevant Purchasers shall keep up to date and, subject to reasonable notice, make available to the Seller’s representatives and the Seller’s Auditors all books and records relating to the relevant part of the BOMAG Group Companies during normal office hours during the period from the date of the Purchaser’s Disagreement Notice until the date on which such disagreement is resolved. The Seller and the Purchaser shall attempt in good faith to reach agreement in respect of the Closing Date Financial Statements and, if and to the extent they are unable to do so within 15 days of the Purchaser’s Disagreement Notice, the Seller or the Purchaser may submit the disputed issues to Ernst & Young, Frankfurt am Main (the “Expert Arbitrator”). If Ernst & Young, Frankfurt am Main, does not accept its appointment as Expert Arbitrator, the Parties shall reach an agreement on another auditor as Expert Arbitrator without undue delay (unverzüglich). If such agreement is not reached within 10 Business Days after Ernst & Young, Frankfurt am Main rejected its appointment, the Institut der Wirtschaftsprüfer in Deutschland e.V., Düsseldorf, shall be asked to appoint another auditing firm that has to be internationally known and experienced in preparing financial statements under US-GAAP. It is expressly understood between the Parties that any Expert Arbitrator that performs services for any of the Parties or any Affiliate of any of the Parties will become immediately disqualified as Expert Arbitrator. In such case, the Parties shall reach an agreement on another auditor as Expert Arbitrator without undue delay (unverzüglich) and, if such agreement is not reached within 10 Business Days after the fact that the Expert Arbitrator performs services for any of the Parties or any Affiliate of any of the Parties became known to all Parties, the Institut der Wirtschaftsprüfer in Deutschland e.V., Düsseldorf, shall be asked to appoint another auditing firm that has to be internationally known and experienced in preparing financial statements under US-GAAP.

5.10	The Expert Arbitrator shall be instructed by the Party or the Parties submitting the dispute to render a decision regarding the disputed issues within a period of 20 Business Days, which decision shall be final and binding upon the Parties. The Expert

Arbitrator shall furthermore be instructed to make his decision strictly in accordance with the provisions of this Agreement, in particular to Section 5.4, Section 5.5 and this Section 5.10, and shall not have jurisdiction to hear or decide issues, claims or disputes not relating to the Purchase Price Adjustment in Section 5 of this Agreement, including claims for incorrect Purchasers’ Assumptions under Section 10. The Expert Arbitrator shall give each of the Parties the opportunity to present their views in writing and in an oral hearing prior to rendering its decision and then shall render its decision in writing and stating detailed reasons for its conclusions. After the oral hearing, the Expert Arbitrator shall give each of the Parties the opportunity to submit an additional written statement. In rendering its decision, the Expert Arbitrator shall not go beyond the disputed issues or resolve on issues that have already been agreed upon or settled by the Parties or assign a value to any item greater than the greatest value for such item claimed by either Party or less than the smallest value for such item claimed by either Party.

5.11	The cost of the Expert Arbitrator shall be borne by the Parties pursuant to Section 91 et seq. ZPO.

5.12	The draft of the BOMAG Germany Balance Sheets and of the BOMAG Unternehmensverwaltung Balance Sheets shall be prepared simultaneously with the Closing Date Financial Statements by the Seller’s Auditors upon instruction from and in cooperation with the Seller. Subject to the applicable German GAAP, Sections 5.4 to 5.11 of this Agreement shall apply accordingly, provided that this Section does not affect the Purchase Price. Purchaser or the Relevant Purchaser acquiring BOMAG Germany and BOMAG Unternehmensverwaltung is obliged to approve (feststellen) the BOMAG Germany Balance Sheets and the BOMAG Unternehmensverwaltung Balance Sheets and to pass the respective shareholder’s resolutions in accordance with the Seller’s instructions it being understood that the provisions of this Section shall not prevent or prejudice any claim of the Purchaser to claim under this Agreement.

6	Closing Conditions

6.1	Preparation of Closing

6.1.1	The Parties shall make all reasonable preparations in order to expedite the consummation of this Agreement as soon as possible after fulfillment of the conditions pursuant to Section 6.2.1 below.

6.1.2	The Purchaser shall make any required merger filings without undue delay (unverzüglich) following the signing of this Agreement, provided, however, that the content of such filings shall require prior written approval of the Seller that cannot be unreasonably withheld. This shall apply, mutatis mutandis, to any further written communication with the relevant merger control authorities. The

Seller shall provide the Purchaser with any assistance reasonably requested by the Purchaser in relation to the required merger filings. The Seller and/or its legal advisors shall inform SPX and/or its legal advisors of all substantial contact which the Purchaser has with the merger control authorities. In addition, (i) the Purchaser shall provide to the Seller a copy of all substantial communications sent or received from the merger control authorities without undue delay (unverzüglich)), (ii) the Seller or the Seller’s legal advisors shall be invited to attend all meetings and (iii) the Seller or the Seller’s legal advisors shall be invited to take part in all substantial prearranged telephone conversation meetings with the merger control authorities. A filing cannot be withdrawn or left pending without the written consent of the Seller.

6.1.3	To the extent possible and reasonable, the Purchaser will, with the prior written approval of the Seller, enter into pre-notification discussions with and submit pre-notification submissions to the merger control authorities prior to the signing of this Agreement.

6.1.4	The Purchaser shall and shall cause any member of the Purchaser’s Group to take all steps necessary to obtain approvals from the competent merger control authorities, including, without limitation, (i) all steps necessary to effect the divestment of particular assets or businesses of the Purchaser of any member of the Purchaser’s Group or the BOMAG Group Companies; and (ii) agreeing to enter into a hold-separate arrangement with a trustee approved by the relevant merger control authority pending such divestment. For the avoidance of doubt, neither the Seller nor any member of the Seller’s Group shall be subjected to or obliged to fulfill any conditions or obligations imposed by any competent merger control authority which in any way affect any part of the Seller’s Group or its business.

6.2	Closing Conditions

The agreement to sell and purchase and transfer the BOMAG Group Shares contained in Section 2.1 is conditional upon satisfaction of the following conditions, or their satisfaction subject only to Closing:

6.2.1	All competent merger control authorities:

(i)	taking a decision that the sale of the BOMAG Group Shares to the Purchaser does not give rise to a concentration falling within the scope of the relevant competition laws; or

(ii)	taking a decision approving the sale of the BOMAG Group Shares to the Purchaser with or without imposing any conditions or obligations to be fulfilled by the Purchaser; or

(iii)	not taking a decision to oppose or approve the transaction within the time limit as set out by the relevant competition laws.

6.2.2	The profit and loss transfer agreements between BOMAG Unternehmensverwaltung and BOMAG U.L.M. dated November 8, 2003 and between BOMAG Germany and BOMAG U.L.M. dated October 7, 2002 have been terminated effective on or prior to the Closing Date, with registration of the change of the fiscal years of both companies occuring prior to such termination, as applicable.

6.2.3	The Pre-Closing Restructuring has been completed.

6.2.4	The BOMAG Group Companies have been released from all obligations under the Seventh Amended and Restated Credit Agreement, dated October 6, 1998, as amended and restated as of February 12, 2004.

6.2.5	The cash management agreements between the BOMAG Group Companies and Bank Mendes Gans and the local cash pooling agreement (Cash-Management-Vertrag) dated July 1, 2003 between BOMAG Germany and BOMAG U.L.M. have been terminated effective on or prior to the Closing Date and the resulting balance has been settled in accordance with Section 4.3.

6.2.6	No Material Adverse Effect has occured or become known between the date of this Agreement and the Closing Date.

6.3	Satisfaction/Waiver

6.3.1	The Seller shall use its best endeavors to ensure the satisfaction of the conditions set out in Section 6.2.1 as soon as possible and of the conditions set out in Sections 6.2.2 to 6.2.5 at the Closing Date at the latest and the Purchaser shall use its best endeavors to ensure the satisfaction of the conditions set out in Section 6.2.1 as soon as possible.

6.3.2	The Party responsible for satisfaction of each condition shall give notice to the other Party of the satisfaction of the relevant conditions within two Business Days of becoming aware of the same.

6.3.3	If legally permitted, the Purchaser may at any time waive in whole or in part and conditionally or unconditionally the conditions set out in Section 6.2.6 by notice in writing to the Seller.

6.3.4	If Closing has not occurred until six months after the date of this Agreement the Purchaser or the Seller may, in its sole discretion, terminate this Agreement by written notice to the other Party and no Party shall have any claim against any other under it, save for any claim arising in relation to Section 6.3.6.

6.3.5	If Closing has not occurred until six months after the date of this Agreement due to the fact that the Closing Conditions in Sections 6.2.2 and 6.2.3 and 6.2.5 have not been fulfilled by Seller, Purchaser may, by written declaration to the Seller, extend the six month termination period pursuant to Section 6.3.4 to a period up to six months. If after such additional six month period, the above mentioned Closing Conditions are not met then the Agreement shall be automatically nul and void except if Purchaser and SPX decide otherwise.

6.3.6	If the Closing Condition pursuant to Section 6.2.1 has not occurred within five months after the date of this Agreement, and regardless of Section 6.3.5, the Seller or the Purchaser may terminate this Agreement (Rücktritt vom Vertrag) by written notice to the other Party. Any termination under this Section 6.3.6 shall only be valid, if the recipient Party has received such written notice of termination prior to the date on which the relevant Closing Condition has been satisfied or waived.

If this Agreement is terminated in accordance with this Section, this Agreement shall cease to have force and effect and shall not create any binding obligation between the Parties except that Sections 15 (Confidentiality) and 18.2 to 18.9 (Miscellaneous) shall remain in force and effect.

6.3.7	If Closing has not occurred until five months after the date of this Agreement or if it otherwise becomes clear by objective measures (objektive Maßstäbe), that the Closing Condition pursuant to Section 6.2.1 will not be satisfied due to the fact that a competent merger control authority pursuant to Section 6.2.1 has not approved the transaction contemplated in this Agreement, subject to the Seller fully complying with its obligation pursuant to Section 6.3.1, Seller may request consummation of Closing subject to the following modifications:

(i)	Seller shall keep the BOMAG Group Shares, sale and transfer of which is not permitted due to the outstanding clearance by the competent merger control authority for a maximum period of 12 months. Following the receipt of the outstanding merger control clearance, Seller shall transfer, or cause the Respective Shareholder to transfer, the BOMAG Group Shares pursuant to this Agreement to the Purchaser. If such transfer does not occur within this 12 month period, Purchaser may designate a third party to which Seller may transfer the respective BOMAG Group Shares in compliance with applicable antitrust law.

(ii)	Purchaser will pay on the Closing Date the full Purchase Price as stated in this Agreement without taking into account the non occurrence of the transfer of any or all of the BOMAG Group Shares.

(iii)	Purchaser will fully indemnify and hold harmless Seller from any Losses or liabilities arising from the fact that the BOMAG Group Shares have to be kept by Seller after Closing and the transfer of such BOMAG Group Shares to Purchaser or its designee, it being understood that Seller shall inform Purchaser before the payment of out-pocket expenses in excess of US$ 100,000.

(iv)	The Parties will agree on a reasonable management fee to be paid from Purchaser to Seller for the time period Seller has to keep BOMAG Group Shares following the Closing Date.

7	Conduct of Business prior to Closing

Seller undertakes to procure that between the date of this Agreement and Closing each BOMAG Group Company:

7.1	shall carry on its business as a going concern in the ordinary course as carried on prior to the date of this Agreement, save in so far as agreed in writing by the Purchaser, such consent not to be unreasonably withheld or delayed, or as otherwise provided herein;

7.2	shall or shall procure that the relevant members of the Seller’s Group shall, to the extent possible, maintain in force all existing insurance policies on the same terms and similar level of cover prevailing at the date of this Agreement for the benefit of the BOMAG Group Companies until the Closing Date;

7.3	shall not without the prior written consent of the Purchaser, such consent not to be unreasonably withheld or delayed:

7.3.1	enter into any agreement or incur any commitment involving any capital expenditure in excess of US$ 1,000,000 per item and US$ 5,000,000 in aggregate, in each case exclusive of VAT;

7.3.2	enter into any agreement or incur any commitment which is not in the ordinary course of business or which involves or may involve total annual expenditure in excess of US$ 1,000,000, exclusive of VAT;

7.3.3	acquire or dispose of, or agree to acquire or dispose of, any asset or stocks, involving consideration, expenditure or liabilities in excess of US$ 2,000,000, exclusive of VAT, in the individual case, other than in the ordinary course of business;

7.3.4	acquire or agree to acquire any share, shares or other interest in any company, partnership or other venture;

7.3.5	incur any additional borrowings or incur any other indebtedness in each case in excess of US$ 3,000,000 other than in the ordinary course of business;

7.3.6	create, allot or issue, or grant an option to subscribe for, any share capital of any BOMAG Group Company.

7.4	Any activity in relation to the Pre-Closing Restructuring shall be permitted and shall not require any Purchaser’s approval.

7.5	Until such time as all merger control authorities to whom a competition filing has been made, clear the transaction or after such clearance is deemed to have been given following the expiry of the relevant waiting period, the Purchaser shall not, directly or indirectly, exercise influence over the BOMAG Group Companies in such a way as to affect competitive conditions in any jurisdiction, nor shall any steps be taken towards the integration of the Purchaser’s Group and the BOMAG Group Companies which are not reasonably necessary to enable integration following Closing.

8	Closing

It is the common intention of the Parties that Closing will take place on December 31, 2004.

8.1	Date and Place

Closing shall take place at 10.00 h German time (i) with regard to the transfer of the Shares in BOMAG Unternehmensverwaltung and the other transactions pursuant to Section 8.2.1 and 8.2.3 through 8.2.5, at the offices of Linklaters Oppenhoff & Rädler in Frankfurt am Main, and (ii) with regard to the transfer of the Shares of the other BOMAG Group Companies at the offices of the respective BOMAG Group Company and

8.1.1	on the first Business Day of the following month, if the conditions set out in Section 6.2.1 are fulfilled or waived up to and including the 10th calendar day of a month and notified to the other Party within such timeframe, or

8.1.2	on the first Business Day of the month after next, if the conditions set out in Section 6.2.1 are fulfilled or waived on or after the 11th calendar day of a month and/or are notified to the other Party within such timeframe, and/or at such other location, time or date as may be agreed between the Purchaser and the Seller. Closing shall be effective as of 24.00 h of the previous day / 00.00 h of the Closing Date German time. For purposes of the Closing in different time zones, the Closing shall be deemed to be effective as of 24.00 h of the previous day / 00.00 h of the Closing Date in the applicable time zone.

Subject to the conditions in Section 6.2.1, and in the time period between December 10 and December 31, 2004, if the conditions set out in Section 6 can be fulfilled in the time before Closing, Seller may choose at its sole discretion to hold Closing on any Business Day in December 2004. Closing shall take place at 10.00 h German time at the offices of Linklaters Oppenhoff & Rädler in Frankfurt am Main, effective as of 24.00 h of 31 December 2004 German time. For purposes of the Closing in different time zones, the Closing shall be deemed to be effective as of 24.00 h of 31 December 2004 in the applicable time zone.

Any Closing Events shall occur simultaneously.

8.2	Closing Events

On Closing, the Parties shall comply with their respective obligations as follows:

8.2.1	Purchaser shall pay the Preliminary Purchase Price to the Seller in cash as set forth in Section 4.1.8.

8.2.2	The BOMAG Group Shares shall be transferred as follows:

(i)	Germany

The Relevant Shareholders and the Relevant Purchaser shall notarize a transfer agreement through which the Relevant Shareholder transfers title to the BOMAG Group Shares in BOMAG Unternehmensverwaltung to the Relevant Purchaser, and the Relevant Purchaser accepts such transfer, a draft of such transfer agreement is attached to this Agreement as Annex 8.2.2(i).

(ii)	France

In relation to any BOMAG Group Shares having the form of actions in BOMAG France, the Relevant Shareholder shall deliver to the Relevant Purchaser duly completed, executed and dated share transfer forms (ordres de mouvements) in favor of the Relevant Purchaser (together with tax returns for payment of the stamp duties), drafts of such share transfer forms are attached to this Agreement as Annex 8.2.2 (ii).

(iii)	Italy

In relation to any BOMAG Group Shares of Italian limited liability companies (società a responsabilità limitata) the Relevant Shareholder and the Relevant Purchaser shall execute a notarized deed of conveyance in the agreed terms as set forth in Annex 8.2.2(iii) for the transfer of the relevant BOMAG Group Shares to the Relevant Purchaser.

(iv)	United Kingdom

The Relevant Shareholders shall deliver or make available to the Relevant Purchasers transfer of the BOMAG Group Shares in BOMAG UK duly executed by the registered holders in favor of the Relevant Purchaser, accompanied by the relevant share certificate (or an express indemnity in a form satisfactory to the Relevant Purchaser in case of any certificate found to be missing);

(v)	Austria

The Relevant Shareholder and the Relevant Purchaser shall notarize a transfer agreement through which the Relevant Shareholder transfers title to the BOMAG Group Shares in BOMAG Austria to the Relevant Purchaser, and the Relevant Purchaser accepts such transfer, a draft of such transfer agreement is attached to this Agreement as Annex 8.2.2(v).

(vi)	USA

The Relevant Shareholders shall deliver or make available to the Relevant Purchasers certificates representing the relevant Shares in

BOMAG Americas, duly endorsed by the Relevant Shareholder for transfer to the Relevant Purchaser or accompanied by duly executed stock powers in blank.

(vii)	Canada

The Parties shall execute and file all appropriate documents and undertake all necessary steps to execute the transfer of the shares in BOMAG Canada.

(viii)	Japan

The Relevant Shareholder and the Relevant Purchaser shall execute a share transfer agreement through which the Relevant Shareholder transfers title to the relevant BOMAG Group Shares in BOMAG Japan to the Relevant Purchaser, and the Relevant Purchaser accepts such transfer, a draft of such transfer agreement is attached to this Agreement as Annex 8.2.2(viii).

(ix)	China

The Parties shall execute and file all appropriate documents and undertake all other necessary steps resulting from or required by the indirect transfer of BOMAG China.

8.2.3	At Closing Seller and Purchaser shall confirm in writing that the Closing Conditions contained in Section 6 have been fulfilled and the Closing Events contained in Section 8 have occurred.
8.2.4	At Closing, the Relevant Shareholders shall hand over to Purchaser resignation letters of all supervisory board members (except for supervisory board members appointed by the employees according to German law) and directors of the BOMAG Group Companies. In addition, to the extent permitted, Seller shall take the necessary steps to convene the relevant corporate bodies so as to appoint the new directors or members of supervisory boards effective as of the Closing Date to be designated by Purchaser not later than five Business Days prior to the Closing Date and requested by Purchaser in writing.
8.2.5	At Closing, the Purchaser shall release or cause the release of all Seller Insurance Policies which covered the BOMAG Group Companies prior to the Closing Date provided that Seller shall disclose to Purchaser summaries of such insurance policies not later than 15 Business Days after the execution of this Agreement.
8.2.6	Where required, Purchaser and Seller shall provide evidence that all works council consultation or similar proceedings have been complied with.

9	Sellers’ Assumptions

9.1	Within the meaning and with the legal consequences according to Section 9.2 below, this Agreement is based on the following assumptions being true and correct on the day hereof and on the Closing Date (hereinafter referred to as “Seller’s Assumptions”):

9.1.1	Incorporation

Each of the Purchaser and the Relevant Purchasers is validly existing and a company duly incorporated and registered under the law of its jurisdiction of incorporation and registration.

9.1.2	Authority to enter into Agreement

(i)	Each of the Purchaser and the Relevant Purchasers has the legal right and full power and authority to enter into and perform this Agreement, any Local Transfer Document to which it is a party and any other documents to be executed by it pursuant to or in connection with this Agreement or any Local Transfer Document.

(ii)	The documents referred to in paragraph (i) will, when executed, constitute valid and binding obligations on the Purchaser and the Relevant Purchasers in accordance with their respective terms.

9.1.3	Authorization

Each of the Purchaser and the Relevant Purchasers has taken or will have taken by Closing all corporate action required by it to authorize it to enter into and perform this Agreement, any Local Transfer Document to which it is a party and any other documents to be executed by it pursuant to or in connection with this Agreement or any Local Transfer Document.

9.1.4	Financing

At the relevant time for payment, the Purchasers will be able to pay the Preliminary Purchase Price and any Purchase Price Adjustment from its then existing banking facilities and available cash.

9.1.5	Claims

The Purchaser is not aware of any circumstance which as of today entitles Purchaser to any claim under Sections 10, 11 or 13 of this Agreement.

9.2	If and to the extent that a Seller’s Assumption pursuant to Section 9.1, above, is incorrect, the provision of this Section 9.2 shall apply, it being understood (i) that according to the joint intention of the Parties those provisions shall originally and finally define the legal consequences of, and provide the exclusive remedy for, the incorrectness of any of the Seller’s Assumptions, and (ii) that these provisions and the Seller’s Assumptions made in Section 9.1 above shall constitute one integral, unseverable provision regarding the allocation of risks regarding the subject matter of the Seller’s Assumptions, irrespective of fault.

Insofar as a Seller’s Assumption pursuant to Section 9.1 above should be incorrect, the Purchaser shall be entitled to put the Seller in the situation he would have been in, had the Seller’s Assumption been correct. This shall apply irrespective of whether such Seller’s Assumption is made with regard to a quality (Beschaffenheit) or not.

10	Purchasers’ Assumptions

Within the meaning and with the legal and contractual consequences according to Sections 11 and 12 below, this Agreement is based on the following assumptions being true, correct and complete in all respects covered or addressed by each of them on the day hereof and on the Closing Date (hereinafter referred to as “Purchasers’ Assumptions”) except as otherwise disclosed in the Disclosure Schedule:

10.1	Authority and Capacity

10.1.1	Each of the Seller, the Relevant Shareholders and each BOMAG Group Company is validly existing and is a company duly incorporated and registered under the law of its jurisdiction of incorporation and registration.

10.1.2	Each of the Seller and the Relevant Shareholders has the legal right and full power and authority to enter into and perform this Agreement, any Local Transfer Document to which it is a party and any other documents to be executed by it pursuant to or in connection with this Agreement or any Local Transfer Document.

10.1.3	The documents referred to in paragraph 10.1.2 will, when executed, constitute valid and binding obligations on the Seller and the Relevant Shareholders, in accordance with their respective terms.

10.1.4	Each of the Seller and the Relevant Shareholders has taken or will have taken by Closing all corporate action required by it to authorize it to enter into and to perform this Agreement, any Local Transfer Document to which it is a party and any other documents to be executed by it pursuant to or in connection with this Agreement or any Local Transfer Document.

10.1.5	The Seller is not aware of any circumstances which would entitle Purchaser to any claim under Sections 10, 11 or 13 of this Agreement.

10.2	Insolvency etc.

10.2.1	No BOMAG Group Company is or is likely to become insolvent or overindebted under the laws of its jurisdiction of incorporation and registration or unable to pay its debts as they fall due, subject to the Purchaser providing sufficient financing following Closing.

10.2.2	There are no proceedings in relation to any compromise or arrangement with creditors or any winding up, bankruptcy or other insolvency proceedings concerning any BOMAG Group Company.

10.3	Corporate Information

10.3.1	The BOMAG Group Shares and the BOMAG Group Companies

(i)	The Seller is the indirect owner and the Relevant Shareholders are the direct Shareholders of the BOMAG Group Shares. Hence, the Seller or the Relevant Shareholders have proper and full ownership of the Shares.

(ii)	Except for BOMAG Japan and BOMAG China, the BOMAG Group Shares comprise the whole of the issued share capital of the BOMAG Group Companies, have been properly and validly issued and are each fully paid. The Shares in BOMAG Japan comprise 90%, the Shares in BOMAG China 80% of the issued share capital of BOMAG Japan and BOMAG China, respectively.

(iii)	No person has the right (whether exercisable now or in the future and whether contingent or not) to call for the allotment, conversion, issue, registration, sale or transfer, amortization or repayment of any share capital or any other security giving rise to a right over, or an interest in, the capital of any BOMAG Group Company under any option, agreement or other arrangement (including conversion rights and rights of pre-emption).

(iv)	At the Closing, there will be no Encumbrances on the BOMAG Group Shares in any BOMAG Group Company, unless arranged for by Purchaser.

(v)	All consents for the transfer of the Shares except for any merger clearance have been obtained or will be obtained by the Closing.

(vi)	The particulars contained in Annex 1.1 are true and accurate in all aspects.

10.3.2	Constitutional Documents, Corporate registers and minute books

(i)	The constitutional documents for BOMAG Americas, BOMAG Canada, BOMAG Germany, BOMAG UK, BOMAG France, BOMAG Italy, BOMAG Austria, BOMAG Japan, BOMAG Unternehmensverwaltung and BOMAG China as attached in Annex 10.3.2 (i), are true and accurate copies of the constitutional documents of the BOMAG Group Companies as currently in effect, no amendments or supplements to the constitutional documents have been agreed or resolved, and other than the intercompany agreements referenced in Section 15.2, no further agreements exist between the Relevant Shareholders and the relevant BOMAG Group Company, which affect the relationship between the Relevant Shareholders and the relevant BOMAG Group Company, and, to Seller’s Knowledge, there have not been and are not any breaches by any BOMAG Group Company of its constitutional documents as amended from time to time which would have a Material Adverse Effect.

(ii)	Except the intercompany agreements referenced in Section 14.2, none of the BOMAG Group Companies is party to a contract between business enterprises within the meaning of Section 291 and 292 German Stock Corporation Akt (AktG) or similar agreements, including, but not limited to control agreements, agreements to transfer profits, profit pool agreements, agreement to transfer a portion of profit, or company lease agreement (Betriebspachtverträge).

(iii)	The registers and minute books required to be maintained by each BOMAG Group Company under the law of the jurisdiction of its incorporation, if any, are up-to-date; are maintained in accordance with applicable law; and contain records of all matters required to be dealt with in such books and records, in each case except where the failure to do so would not have a Material Adverse Effect.

10.3.3	Except for the partnership interest of BOMAG Unternehmensverwaltung in BOMAG GmbH & Co. OHG, no BOMAG Group Company holds or has held within the past five years any shareholding or interest in companies, partnerships, joint-ventures or other entities where the partners or shareholders’ liability is unlimited.

10.4	Financial Statements

Seller has delivered to Purchaser the financial statements of the BOMAG Group Companies all of which are audited in accordance with local GAAP except for the financial statements of BOMAG Americas and BOMAG Canada, which are unaudited as at November 30, 2003 (except for BOMAG GmbH, where the financial statements relate to January 31, 2004 and except for BOMAG China where the financial statements relate to December 31, 2003) (collectively, the “Financial Statements”), copies of which are attached to this Agreement for the purpose of evidence only in Annex 10.4. The Financial Statements truly and accurately reflect the financial performance of the BOMAG Group Companies as at the respective dates indicated and for the respective periods then ended in conformity with local GAAP (except as set forth in the notes thereto).

10.5	Guarantees

Except for retention of title in the ordinary course of business there is no outstanding guarantee, indemnity, suretyship or security given by any BOMAG Group Company or for the benefit of any BOMAG Group Company.

10.6	Real Property

10.6.1	Annex 10.6.1 contains a list of all real property owned by the BOMAG Group Companies. The BOMAG Group Companies have title to all such property free and clear of all Encumbrances except for Permitted Encumbrances and except as disclosed in such Annex.

10.6.2	Annex 10.6.2 contains a list of all lease agreements regarding real property, including ground lease or building lease, providing for an annual rent in the excess of US$ 50,000.

10.7	Ownership of Assets

10.7.1	All assets included in the Financial Statements or acquired by any of the BOMAG Group Companies since the date of the respective Financial Statement, other than any assets disposed of or realized in the ordinary course of business, and excepting rights and retention of title arrangements arising by operation of law or in the ordinary course of business and except where such failure would not have a Material Adverse Effect:

(i)	are owned by the BOMAG Group Companies; and

(ii)	are, where capable of possession, in the possession or under the control of the relevant BOMAG Group Company;

10.7.2	BOMAG Holding owns the assets to be transferred to a designee of Purchaser prior to or as of the Closing Date pursuant to Annex 1.2.

None of such assets is the subject of an Encumbrance, except for Permitted Encumbrances.

10.8	Sufficiency of Assets

Subject to the Pre-Closing Restructuring, to the Seller’s Knowledge, the property, rights and assets currently owned, leased or otherwise used by the BOMAG Group Companies comprise all the property, rights and assets necessary for the carrying on of the BOMAG Business substantially in the manner in, and to the extent to, which it is presently being conducted, except where failure to own, lease or otherwise use such property, rights or assets would not have a Material Adverse Effect.

10.9	Intellectual Property

10.9.1	All of the patents, trademarks, trade names and copyrights (other than the SPX name) which are necessary for or are used in or in connection with, the

BOMAG Business, are either exclusively owned by the BOMAG Group Companies or the BOMAG Group Companies have a right to use these under an exclusive, valid and enforceable, irrevocable licensing arrangement which has an indefinite term and cannot be terminated by the licensor except for cause. All of such patents, trademarks, trade names and copyrights, and pending applications thereof, are set forth in Annex 10.9.1. To the Seller’s Knowledge, none of such patents, trademarks, trade names and copyrights and pending applications thereof does infringe any third party rights.

10.9.2	Since July 1, 2001, no person has asserted any written claim based upon the use of any patent, trademark, trade name or copyright by, or in connection with the BOMAG Business, which claims would have a Material Adverse Effect;

10.9.3	Since July 1, 2001, to the Seller’s Knowledge, none of the intellectual property rights listed in Annex 10.9.1 have been infringed by any third party.

10.10	Contracts

10.10.1	Contracts

No BOMAG Group Company is a party to any contract, arrangement, understanding or obligation (other than in relation to any property, lease or contract of employment) the aggregate value of which (exclusive VAT) is above US$ 50,000 and which:

(i)	is not in the ordinary course of business;

(ii)	is of a long term nature that is unlikely to have been fully performed, in accordance with its terms, more than 12 months after the date on which it was entered into or undertaken;

(iii)	involves the supply or distribution of goods and services, the aggregate sales value of which (exclusive of VAT) will be more than 15 per cent of turnover of the business of the respective BOMAG Group Company (exclusive of VAT) for the preceding financial year;

(iv)	restricts the kinds of businesses in which any of the BOMAG Group Companies may engage or the geographical area in which any of the BOMAG Group Companies may conduct its business;

(v)	is an indenture, mortgage, loan agreement or other commitment for the borrowing of money or a line of credit (other than the Seventh Amended and Restated Credit Agreement, dated as of October 6, 1998, as Amended and Restated as of February 12, 2004, between SPX Corporation, the foreign subsidiary borrowers party thereto and the lenders thereto); or

(vi)	is a joint venture, partnership or similar agreement;

(vii)	can be terminated or modified to the detriment of the relevant BOMAG Group Company by its counter party as a result of the executions of this Agreement or the consummation of the transactions contemplated by this Agreement.

10.10.2	Annex 10.10.2 contains a list of all leasing agreements of the BOMAG Group Companies, other than agreements related to real estate, the aggregate value of which (exclusive VAT) is above US$ 30,000.

10.10.3	Each of the contracts and arrangements listed in Annex 10.10.2 is a valid and binding obligation of a BOMAG Group Company and is enforceable against such BOMAG Group Company in accordance with its terms, except to the extent such enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws relating to or affecting creditors’ rights generally and to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law), and no BOMAG Group Company and, to Seller’s Knowledge, no party is in default under such contract or arrangement except in each case for such failures to be valid, binding, and enforceable and for such defaults that would not have a Material Adverse Effect.

10.11	Employees and Employee Benefits

10.11.1	Employees and Terms of Employment

Annex 10.11.1 contains a list, in relation to each BOMAG Group Company, of the employees, including officers and managing directors, of the BOMAG Group Company earning in excess of US$ 100,000 per annum, their position, the salary and other benefits, period of continuous employment or start date of each Employee.

10.11.2	Works Councils and Employee Representative Bodies

Annex 10.11.2 lists all works councils and employee representative bodies which by law or any collective bargaining agreement have the right to be informed and consulted on matters which affect the employees of the BOMAG Group Companies.

10.11.3	Collective Bargaining Agreements etc.

Other than national collective bargaining agreements or industry wide collective agreements, the union recognition agreements, collective agreements and European Works Council agreements or shop agreements listed in the Annex 10.11.3 there are no agreements between the BOMAG Group Companies and trade unions or representative bodies.

10.11.4	Pension Plans

Annex 10.11.4 lists all pension plans or arrangements (other than arrangements mandated by statute) regarding the Employees of the BOMAG Group Companies. Provisions for pension obligations under German law have been made in the financial statements of BOMAG GmbH as of January 31,

2004 in accordance with § 6a of the German Income Tax Act (Einkommensteuergesetz). All company pensions of the employees of BOMAG Germany are based on the Pension Plan 1991 and the employees are not entitled to any other company pension commitments other than those resulting from the Pension Plan 1991.

10.11.5	Termination of Employment Contracts

Save as disclosed in Annex 10.11.5, none of the employment contracts of any employee including officers and managing directors of any BOMAG Group Company is (i) subject to restrictions on the termination of the relevant employment relationship which exceeds the statutory restrictions or restrictions in collective bargaining agreements (except for notice periods) and (ii) does contain any obligation for severance payment in case of termination. Annex 10.10.5 contains a list of all employees including officers and managing directors of the BOMAG Group Companies with a notice period exceeding six months.

10.11.6	Phased Retirement (Altersteilzeit)

Annex 10.11.6 contains a list of all employees of the BOMAG Group Companies which have agreed to phased retirement listing the date of commencement and the termination date of both the phased retirement agreement and/or the period in which the relevant employee is released from his or her duty to work.

10.11.7	US Benefit Plans

All benefit plans affecting US Employees conform to, and the administration thereof is in compliance with, their respective terms and all applicable laws and regulations, including without limitation the Employee Retirement Income Security Act, as amended (“ERISA”) and the United States Internal Revenue Code of 1986, as amended (the “Code”). All contributions required, by law or by contract, to be made to any such benefit plan by the BOMAG Group Companies for any plan year, or other period on the basis of which contributions are required, ending before the date hereof, and as of the Closing Date have been and will be made. The BOMAG Group Companies have complied in all material respects with all reporting and disclosure requirements with respect to each such benefit plan. The BOMAG Group Companies have not participated, maintained, contributed or incurred any liability or obligation with respect to, nor will any of the Purchaser Group be required to participate, maintain or contribute or make payment to, or have any liability or obligation under or with respect to, any multi-employer employee benefit plan (whether by reason of being a member of an affiliated group of companies, one of which maintains such a plan, or otherwise). There are no unfunded accrued benefits under any such benefit plans.

10.11.8	US Prohibited Transactions

No benefit plan (including any trust created thereunder), nor any trustee or administrator thereof, nor the Seller has engaged in any transaction prohibited by any law which could subject any of the BOMAG Group Companies, or any of the Purchaser’s Group or any benefit plan or trustee or administrator to any penalty imposed under any law or to any tax imposed by any law.

10.11.9	PBGC, Reportable Event, Etc.

No liability under Title IV of ERISA has been incurred and no condition exists that presents a risk of any of the Purchaser’s Group incurring a liability under Title IV other than liability for premiums due the Pension Benefit Guaranty Corporation (the “PBGC”) which premiums have been paid when due. The PBGC has not instituted any proceeding to terminate any benefit plan and no condition exists that presents a risk that such proceeding will be instituted. No “reportable event” as that term is defined in ERISA has occurred with respect to any of the benefit plans.

10.11.10	US Benefit Plans Funding

No benefit plan or trust has incurred any accumulated funding deficiency within the meaning of Section 302 of ERISA or Section 412 of Code, and no plan subject to Section 412 of Code or 302 of ERISA has applied for or obtained a waiver from the IRS of any minimum funding requirement under Section 412 of the Code. All contributions required to be made with respect thereto on or prior to the Closing Date have been timely made.

10.12	Legal Compliance

10.12.1	Licenses and Consents

All licenses, consents, authorizations, orders, warrants, confirmations, permissions, certificates, approvals, registrations and authorities (excluding Environmental Permits) have been obtained, are in force and, to Seller’s Knowledge, are being complied with, except where the failure to obtain, maintain or comply with such licenses, consents, authorizations, orders, warrants, confirmations, permissions, certificates, approvals, registration and authorities would prevent or restrict the BOMAG Group Companies from conducting their BOMAG Business as currently conducted.

10.12.2	Compliance with Laws

Except with respect to Environmental Law and Environmental Permits:

(i)	To Seller’s Knowledge, there is no investigation, disciplinary proceeding or enquiry by, or order, decree, decision or judgment of, any court, tribunal, arbitrator, governmental agency or regulatory body outstanding against any BOMAG Group Company which would have a Material Adverse Effect.

(ii)	No BOMAG Group Company has received any written notice during the past 12 months from any court, tribunal, arbitrator, governmental agency or regulatory body with respect to a violation and/or failure to comply with any such applicable law, regulation, or requiring it to take or omit any action which would have a Material Adverse Effect.

(iii)	Since July 1, 2001, (a) the operations of the BOMAG Group Companies have been and are conducted in compliance and (b) the products of the BOMAG Group have been and are manufactured in compliance with all applicable laws and regulations, except where failure to comply would not have a Material Adverse Effect.

10.13	Environment

10.13.1	To Seller’s Knowledge and since January 1, 2003, each BOMAG Group Company is conducting its business in compliance with Environmental Law currently in effect, except where failure to comply would not have an Environmental Material Adverse Effect.

10.13.2	All Environmental Permits have been obtained, are in force and, to Seller’s Knowledge, have been complied with since January 1, 2003, except where failure to obtain, maintain or comply with Environmental Permits would not have an Environmental Material Adverse Effect.

10.13.3	No BOMAG Group Company has received any written notice since January 1, 2003 of any civil, criminal, regulatory or administrative action, claim, investigation or other proceeding or suit relating to Environmental Law or Environmental Permits, which would have an Environmental Material Adverse Effect.

10.13.4	No BOMAG Group Company has received written notice since January 1, 2003 that either (i) an Environmental Authority is intending to revoke, suspend, vary or limit any Environmental Permits or (ii) any amendment to any Environmental Permit is required to enable the continued operation of the BOMAG Business, and which would have an Environmental Material Adverse Effect.

10.13.5	To the Seller’ s Knowledge, there is no Environmental Contamination existing in relation to any of the assets owned or leased by any BOMAG Group Company including real property, which would have an Environmental Material Adverse Effect. For the purpose of this Section 10.13.5, Environmental Contamination means any pollution of, or the condition of, air, soil, ground water, surface water and buildings, which violates Environmental Law.

10.13.6	Certain BOMAG Group Companies manufactured certain walk-behind rollers and plates, rubber tire rollers and single drum rollers in Germany between 1969 and 1994 that included a component part containing asbestos. To the

Seller’s Knowledge, a total of approximately 7,000 of those units were manufactured in Germany and shipped to the United States for distribution during the time period of approximately 1981 to current (records do not exist for earlier periods). Seller believes approximately five percent (5%) of units shipped to the United States were distributed to countries outside of the United States after they reached BOMAG America’s U.S. plant.

Seller estimates that the normal lifespan of these units is as follows: (i) walk-behind rollers and plates up to ten (10) years, and (ii) large, ride-on rollers: up to 15 years. The walk-behind rollers and plates were manufactured between 1969 and 1988. With a 10-year life-span, Seller believes most of these type rollers and plates are no longer in service. The rubber tire rollers with asbestos containing components were manufactured between 1980 and 1994. The single drum rollers with asbestos containing components were manufactured between 1980 and 1989. With a 15-year life span, Seller believes that most of the units manufactured prior to 1990 would no longer be in service.

Finally, most units would require routine maintenance and replacement of the asbestos containing components at approximately the five-year point after manufacture. Any unit, which underwent such maintenance may have had any such asbestos component replaced with non-asbestos component parts.

10.14	Litigation

10.14.1	Current Proceedings

No BOMAG Group Company is involved whether as claimant or defendant or other party in any claim, legal action, proceeding, suit, litigation, prosecution or arbitration. To Seller’s Knowledge, no BOMAG Group Company is involved in any investigation or enquiry with respect to which there is the reasonable likelihood of a determination that would have a Material Adverse Effect.

10.14.2	Threatened Proceedings

No claim, legal action, proceeding, suit, litigation, prosecution, investigation, enquiry or arbitration against any BOMAG Group Company has been notified to any BOMAG Group Company in writing that would have a Material Adverse Effect.

10.15	Insurance

A list of particulars of the insurance policies of the BOMAG Group Companies Material to the business of the BOMAG Group Companies is contained in Annex 10.15 (the “Seller Insurance Policies”). In respect of the Seller Insurance Policies, all premiums have been duly paid to date and will be paid until Closing. The Seller has not received any written notification from insurance carriers purporting to cancel coverage under any such insurance policies.

10.16	Taxes

10.16.1	The BOMAG Group Companies have timely and duly filed all Tax Returns required under the applicable law and relating to periods up to the date of this Agreement with the appropriate Tax Authority and will do so until Closing.

10.16.2	The BOMAG Group Companies have timely paid all Taxes shown in such Tax Returns and will do so until Closing or have entered adequate provisions or liabilities in the statutory financial statements as of the Accounts Date to cover the full payment of all unpaid Taxes for all the periods up to the Accounts Date.

10.16.3	The BOMAG Group Companies have duly and timely withheld from employee salaries, wages and other compensation and paid over to the appropriate Tax Authority all amounts required to be so withheld and paid over for all periods up to the date of this Agreement and will do so until Closing.

10.17	Important Business Issues

Since the Accounts Date:

10.17.1	there has been no change in the financial position of the BOMAG Group Companies, which would have a Material Adverse Effect;

10.17.2	the BOMAG Business has been carried on as a going concern in the ordinary course, without any interruption or alteration in its nature, scope or manner which would have a Material Adverse Effect;

10.17.3	no capital commitment involving a capital expenditure in the aggregate of over US$ 5,000,000 has been entered into or proposed by any BOMAG Group Company;

10.17.4	the business of the BOMAG Group Companies has not been affected by the loss of any important customer or source of supply which would have a Material Adverse Effect;

10.17.5	the BOMAG Group Companies have not suffered any damage, destruction or casualty loss to its physical properties that would have a Material Adverse Effect;

10.17.6	no BOMAG Group Company has incurred or discharged any obligation or liability or entered into any other transaction except in the ordinary course of business and except for obligations, liabilities and transactions that would not have a Material Adverse Effect.

Any activity in relation to the Pre-Closing Restructuring shall be permitted and shall not require any specific disclosure in this Section.

10.18	Public Grants and Subsidies

All grants, subsidies, public loans and tax advantages have been used for the purpose to which they were paid, conditions attaching thereto have been observed and they will not have to be repaid upon the execution of this Agreement or the consummation of the transactions contemplated by this Agreement.

10.19	Seller’s Knowledge

Any Purchaser’s Assumption qualified by the expression to “Seller’s Knowledge” or any similar expression shall mean that none of the persons whose names are set out in Annex 10.19 positively knows that such Purchaser’s Assumption would be incorrect or incomplete if made without such qualification.

11	Seller’s Liability

If and to the extent that a Purchaser’s Assumption pursuant to Section 10, above, is incorrect or incomplete, the following provisions of Sections 11 and 12, below, shall apply, it being understood (i) that according to the joint intention of the Parties those provisions shall originally and finally define the legal and contractual consequences of, and provide the exclusive remedy for, the incorrectness of any of the Purchasers’ Assumptions, (ii) that these provisions and the Purchasers’ Assumptions made in Section 10 above shall constitute one integral, unseverable provision regarding the allocation of risks between Seller and Purchaser, irrespective of fault, and (iii) that claims under these provisions can only be raised by Purchaser after Closing.

11.1	Insofar as a Purchaser’s Assumption pursuant to Section 10 above should be incorrect or incomplete, the Seller shall be entitled to put, either Purchaser or the BOMAG Group Company, as the case may be, in the situation they would have been in, had the Purchaser’s Assumption been correct. This shall apply irrespective of whether such Purchaser’s Assumption is made with regard to a quality (Beschaffenheit) of the BOMAG Group Companies or not.

11.2	The Purchaser shall promptly inform Seller without undue delay (unverzüglich) of any alleged breach of Purchaser’s Assumption and shall set a deadline of at least one month to enable Seller to put, either Purchaser or the BOMAG Group Company, as the case may be, in the situation they would have been in, had the Purchaser’s Assumption been correct. If Purchaser fails to comply with its obligation to inform Seller under this Section 11.2, then Purchaser shall not be entitled to make any claims or receive any payment, indemnity or relief for the acts or circumstances giving rise to the Purchaser’s claim except to the extent Purchaser proves that Seller is not disadvantaged by such failure.

11.3	If and to the extent Seller fails, refuses or is unable to put, either Purchaser or the BOMAG Group Company, as the case may be, in the position they would have been in, had the Purchaser’s Assumption been correct and to restore conformity pursuant to Section 11.1, above, Seller is (under express deviation from the calculation method provided for in Section 441 para 3 BGB) obliged to pay to the Purchaser the amount of the Loss suffered by the Purchaser or any of the BOMAG Group Companies, provided, however, that the following limitations and those in Section 12 shall apply:

11.3.1	Purchaser may only recover for established Losses;

11.3.2	no amount is payable for consequential damages, damage to reputation, lost business opportunities, lost profits, mental or emotional distress, interference with business operations, diminution in value, loss of good will, or other indirect damages;

11.3.3	no amount is payable if and to the extent Seller demonstrates that such Loss might or could have been avoided or mitigated by reasonable acts or measures of the Purchaser;

11.3.4	no amount is payable if (a) the Loss (i) is covered by any insurance contract (up to the recovered amount) or (ii) would have been covered by insurance contracts as existing on Closing had they been continued without change or (b) any other third party is liable for this Loss, up to effective indemnification;

11.3.5	any cash advantages (including tax benefits) of Purchaser or the BOMAG Group Companies demonstrated by Seller in connection with such additional Loss shall be deducted from amounts payable to Purchaser; this shall also apply to deductions in case of replacement of old items by new items;

11.3.6	the maximum amount to be assessed for continuous or periodical expenditure is capped at an amount equal to five times the yearly expenditure;

11.3.7	Purchaser’s Losses shall be reduced by any applicable reserves or accruals reflected in the financial statements of the BOMAG Group Companies.

11.4	Purchaser shall have claims based upon an incorrect Purchaser’s Assumption only if an individual claim exceeds an amount of US$ 100,000 and, in addition, only if the aggregate amount of such claims exceeds US$ 4,000,000 (Freigrenze), in which case the Purchaser shall be entitled to claim only the amount as from the first USD exceeding a deductible of US$ 3,000,000 (Freibetrag), such deductible being included in the US$ 4,000,000 threshold.

11.5	Purchaser shall not be entitled to any recovery, relief or claim for the incorrectness of any Purchaser’s Assumption or for any other failure of Seller under this Agreement, if Purchaser knew or should have known that such Purchaser’s Assumption or underlying fact was incorrect on or before the Closing Date. For the purposes of this Section, the information in the Annexes, the Disclosure Schedule, including any updates received by the Purchaser until the Closing Date in accordance with Section 14.16. and the Disclosed Information made available to the Purchaser and the due diligence, which the Purchaser confirms it has completed to its satisfaction, are deemed to be known to the Purchaser.

11.6	Purchaser shall not have any claims and shall not be entitled to any recovery or relief if it requests compensation for Third Party Claims and has failed to comply with Section 12.

11.7	Unless provided otherwise herein, the claims of Purchaser based upon an incorrect Purchaser’s Assumption shall be time-barred on September 30, 2006. Claims of Purchaser against the Seller under Section 10.16 shall be exclusively governed by the limitation period of Section 13.1.7.

11.8	The regulations contained in the Sections 10, 11, 12 and 13 shall, save for mandatory statutory provisions of German law to the contrary (especially Sections 123 and 276 para 3 BGB) apply instead of all statutory rights a buyer has for defects of acquired companies. Every further liability of the Seller and all deviating rights of the Purchaser, including but not limited to the rights to void (Anfechtung), rescind (Rücktritt / Wandlung) or terminate (Kündigung) this Agreement based on whatever legal reason including violation of pre-contractual duty (culpa in contrahendo), violation of contractual duties (positive Vertragsverletzung), frustration of contract (Wegfall der Geschäftsgrundlage) are herewith explicitly excluded.

11.9	Purchaser understands and agrees that the rights accorded by Section 11 in respect of Section 10.13 of this Agreement are its sole and exclusive remedy against Seller with respect to any Environmental matters whatsoever. Purchaser hereby waives any right to seek contribution or other recovery from Seller or from any of its Affiliates that it may now or in the future ever have under any Environmental Law, including, without limitation, 42 U.S.C. §§ 9607 and 9613(f) of the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), Sec. 4, Sec. 7, and Sec. 24 of the German Federal Soil Protection Act, and similar provisions under any other Environmental Law, as such laws were in the past or are currently in effect, or may in the future be enacted or be in effect. Purchaser hereby further unconditionally releases Seller and its Affiliates from any and all claims, demands and causes of action that it may now or in the future ever have against either Seller or any of its Affiliates for recovery under CERCLA or under any other Environmental Law as such laws were in the past or are currently in effect, or may in the future be enacted or be in effect.

12	Conduct of Third Party Claims

If the matter or circumstance that may give rise to a claim against the Seller under this Agreement is a result of or in connection with a claim by or liability to a third party (“Third Party Claim”) then:

12.1	The Purchaser shall inform Seller, and Seller shall inform Purchaser of any events and circumstances that may have an effect on the obligations of Seller set forth hereunder without undue delay (unverzüglich), however, within 15 days of the date it has knowledge of such event or circumstance at the latest.

12.2	No admissions in relation to such Third Party Claim shall be made by or on behalf of the Purchaser or any Affiliate of the Purchaser (including the BOMAG Group Companies) and the claim shall not be compromised, disposed of or settled without the written consent of the Seller.

12.3	Purchaser and/or the BOMAG Group Companies shall have to, at the choice of Seller, either (i) take all measures to defend against such claims, file all remedies against any court judgments or public orders or reject such Third Party Claims and pursue the respective proceedings or matters or (ii) irrevocably authorize Seller or any persons designated by Seller to take (at their own expense) any measures to defend against such claims as with respect to the respective court judgments, public orders or claims, in particular to reject or accept such claims, enter into negotiations, file remedies and pursue the respective proceedings and enter into settlement agreements for and on behalf of Purchaser and/or the BOMAG Group Companies.

12.4	The Purchaser shall, and the Purchaser shall procure that any Affiliates of the Purchaser shall, give subject to their being paid all reasonable out of pocket costs and expenses, all such information and assistance including access to premises and personnel, and the right to examine and copy or photograph any assets, accounts, documents and records, as the Seller may reasonably request. Furthermore, Purchaser and/or the BOMAG Group Companies shall assign to Seller any claims which Purchaser and/or the BOMAG Group Companies may have against any parties in connection with the matters to be indemnified hereunder to the extent and within the limitations, Seller has paid to Purchaser any amount in relation to such Third Party Claim.

13	Taxes

13.1	Tax Indemnity

13.1.1	The Seller shall indemnify or cause the Relevant Shareholders to indemnify the Purchaser against any and all liabilities for Taxes of the BOMAG Group Companies for the Pre-Closing Tax Period and for the Straddle Period to the extent such Taxes are not paid prior to the Closing Date, and with respect to the Straddle Period only to the extent that pursuant to Section 13.1.2 such Taxes are allocable to the portion of such period ending on the Closing Date (“Indemnified Taxes”).

13.1.2	With respect to the Straddle Period, the Taxes that are allocable to the portion of the Straddle Period ending on the Closing Date shall be

(i)	in the case of Taxes that are:

(a)	based upon or related to actual or deemed income or receipts; or

(b)	imposed or payable in connection with any actual or deemed service, sale or other transfer or assignment of property (real or personal, tangible or intangible); or

(c)	required to be deducted from any actual or deemed payment, deemed equal to the amount which would be payable if the taxable period ended on (and included) the Closing Date; and

(ii)	in the case of Taxes not falling within Section (i) and imposed or payable on a periodic basis with respect to the assets of any BOMAG Group Company, or otherwise measured by the level of any item, deemed to be the amount of such Taxes for the entire Straddle Period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction the numerator of which is the number of calendar days in the period ending on (and including) the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period; and

(iii)	in the case of other Taxes not falling within Section (i) or Section (ii), deemed equal to an amount calculated on a just and reasonable basis.

In the case of any Tax based upon or measured by capital (including net worth or long term debt) or intangibles, any amount thereof required to be allocated under this Section 13.1.2 shall be computed by reference to the level of such items on the Closing Date. All determinations necessary to effect the foregoing allocations shall be made in a manner consistent with prior practice of the BOMAG Group Companies if and to the extent such prior practice complies with the applicable GAAP and Tax regulations.

13.1.3	Section 13.1.1 shall also apply if any of the BOMAG Group Companies is assessed for Taxes for the Pre-Closing Tax Period or the Straddle Period and such assessment is caused by the pure shift of Taxes into different Tax years (Phasenverschiebung). The amount of indemnification shall be reduced by the net present value of the Purchaser’s, any member of the Purchaser Group’s or BOMAG Group Companies’ Tax savings generated after the Closing Date as a direct or indirect result of the facts or changes that led to the Indemnified Taxes using a discounting factor of 4%.

13.1.4	If a BOMAG Group Company receives a Tax Refund relating to Taxes for the Pre-Closing Tax Period or for the Straddle Period, which is higher than a corresponding amount reflected in the last financial statements, Purchaser shall pay to the Seller the exceeding amount net after taxes, but with respect to the Straddle Period only to the extent that such Tax Refund is allocable pursuant to this Section to the period ending on the Closing Date. Any Tax Refund relating to the Straddle Period shall be allocated based upon the method employed in Section 13.1.2 taking into account the type of Tax to which the Tax Refund relates.

13.1.5	Payments of the Seller or the Relevant Shareholder to the Purchaser shall be considered to be a reduction of the Purchase Price and shall in no case give the relevant BOMAG Group Company a right or claim against the Seller. Payments of the Purchaser to the Seller represent an increase of the Purchase Price.

13.1.6	The payments of the Seller or the Relevant Shareholder to be made pursuant to this Section 13.1 are due five bank working days before the due date of the respective Taxes of the relevant BOMAG Group Company, unless the amount is being contested by the Seller and not payable because of such contest. If and to the extent any such contest being successful subsequently, such payments will be refunded to the Seller. Payments of the Purchaser to the Seller are due five Business Days after the payment of the Tax reimbursement or Tax refund to the relevant BOMAG Group Company, respectively in the event of a set-off, five Business Days after the set-off.

13.1.7	The claims pursuant to this Section 13.1 will become time-barred in each relevant jurisdiction upon the expiry of a six-month period after the final expiration of all relevant statutes of limitation periods (Festsetzungsfristen) for the relevant Taxes in such relevant jurisdiction.

13.2	Conduct of Tax Claims

13.2.1	After the Closing, if the Purchaser or any other member of Purchaser’s Group (including without limitation any BOMAG Group Company) become aware of a Tax Claim relevant for the Pre-Closing Tax Period or for the Straddle Period, or of a Tax Audit in respect of the Pre-Closing Tax Period or of the Straddle Period, then the Purchaser shall notify the Seller in writing of the Tax Claim or Tax Audit as soon as reasonably practicable. Such notice shall contain factual information describing the Tax Claim or Tax Audit in reasonable detail and shall include copies of any notice or other document received from any Tax Authority in respect of any such Tax Claim or Tax Audit. The Purchaser shall, subject to Section 13.2.2 and 13.2.3, take, or cause the BOMAG Group Company to take, such action as the Seller may reasonably request to avoid, resist, appeal or compromise the Tax Claim or deal with the Tax Audit. The Purchaser shall cause any BOMAG Group Company which becomes aware of a Tax Claim relevant for the Pre-Closing Tax Period or for the Straddle Period or of a Tax Audit in respect of the Pre-Closing Tax Period or of the Straddle Period to notify the Seller as soon as reasonably practicable.

13.2.2	In the case of a Tax Claim or Tax Audit that relates:

(i)	to the Pre-Closing Tax Period; or

(ii)	to any Straddle Period in which the number of calendar days in the period ending on (and including) the Closing Date is greater than or equal to 183 days (pro rata for any Straddle Period not one year in duration), the following shall apply:

(a)	if the Seller notifies the Purchaser of the intention to direct and control the conduct of any such Tax Claim or Tax Audit within 30 calendar days of receipt of the notice of Tax Claim or Tax Audit from the Purchaser pursuant to Section 13.2.1, the Seller shall have the sole right to direct and control, through counsel of its own choosing and at its expense, the conduct of any such Tax Claim or Tax Audit and the Purchaser shall fully cooperate (and shall cause the BOMAG Group Companies to fully cooperate) at the Seller’s expense, limited to any third party expenses reasonably incurred in connection with the obligations under this Section as long as substantial expenses were approved by the Seller in advance, in each phase of such conduct;

(b)	if the Seller does not notify the Purchaser under Section (a) within 30 calendar days of receipt of the notice of Tax Claim or Tax Audit from the Purchaser pursuant to Section 13.2.1, the Purchaser and any BOMAG Group Company may assume control of such Tax Claim or Tax Audit (at the Purchaser’s own expense). The Seller shall have the right (at its own cost) to review and comment on the documents and proposed actions in relation to such Tax Claim or Tax Audit prior to the filing of such documents or the taking of such actions, and the Purchaser shall take account of the reasonable comments of the Seller to the extent they relate to matters which may give rise to a liability of the Seller under this Agreement. Neither of the Purchaser nor any BOMAG Group Company may settle or compromise the Tax Claim without prior written consent of the Seller; provided, however, that consent to settlement or compromise shall not be unreasonably withheld or delayed;

(c)	if in accordance with Section (a) the Seller has control of a Tax Claim or Tax Audit that relates to a Straddle Period, the Purchaser shall have the right (at its own cost) to review and comment on the documents and proposed actions in relation to such Tax Claim or Tax Audit prior to the filing of such documents or the taking of such actions, and the Seller shall take account of the reasonable comments of the Purchaser to the extent they relate to matters which may not give rise to a liability of the Seller under Section 13.2.1. The Seller may not settle or compromise a Tax Claim which may not give rise to a liability of the Seller under Section 13.2.1 without the prior written consent of the Purchaser, provided that consent to settlement or compromise shall not be unreasonably withheld or delayed.

13.2.3	In the case of a Tax Claim or Tax Audit which relates to any Straddle Period in which the number of calendar days in the taxable period ending on (and including) the Closing Date is less than 183 days (pro rata for any Straddle Period not one year in duration), the following shall apply:

(i)	the Purchaser and any BOMAG Group Company shall have the sole right to direct and control, through counsel of their own choosing and at their expense, the conduct of any such Tax Claim or Tax Audit;

(ii)	the Seller shall have the right (at its own cost) to review and comment on the documents and proposed actions in relation to such Tax Claim or Tax Audit prior to the filing of such documents or the taking of such actions, and the Purchaser shall take account of the reasonable comments of the Seller to the extent they relate to matters which may give rise to a liability of the Sellers under Section 13.2.1. Neither the Purchaser nor any BOMAG Group Company may settle or compromise a Tax Claim which may give rise to a liability of the Seller under Section 13.2.1 without the prior written consent of the Seller, provided that consent to settlement or compromise shall not be unreasonably withheld or delayed.

13.3	Preparation of Non-Consolidated Tax Returns

13.3.1	In respect of the Pre-Closing Tax Period and the Straddle Period, the Purchaser shall on a basis consistent with those Tax Returns prepared in the past and on the basis of the annual accounts prepared consistent with past practice to the extent that such practice comply with both the applicable GAAP and tax regulations, cause the BOMAG Group Companies to prepare and file all Non-Consolidated Tax Returns for the BOMAG Group Companies. The Purchaser shall provide the Seller and its authorized representative with a copy of each such completed draft Non-Consolidated Tax Return and the draft annual accounts at least 30 calendar days prior to the due date (including any extension thereof) for filing of such Non-Consolidated Tax Return. In the event that the Purchaser or a BOMAG Group Company proposes to make any amendment to a draft Non-Consolidated Tax Return or the draft annual accounts provided to the Seller before it is filed, the Purchaser shall provide the Seller with a copy of the revised draft Non-Consolidated Tax Return and the revised annual accounts as soon as reasonably practicable prior to the filing of such Tax Return. The Seller and its authorized representative shall have the right to review and comment on such Non-Consolidated Tax Return and annual accounts prior to the filing of such Non-Consolidated Tax Return and no such Non-Consolidated Tax Return shall be filed without the prior written consent of the Seller, such consent not to be unreasonably withheld or delayed.

13.3.2	The Purchaser shall procure that:

(i)	the Seller and their duly authorized agents are afforded such information and assistance as it or they reasonably require to enable the Seller to review and comment the Non-Consolidated Tax Returns and the annual accounts. The Seller shall reimburse the Purchaser for any third party expenses reasonably incurred in connection with the obligations under this Section 13.2 as long as substantial expenses were approved by the Seller in advance;

(ii)	the Sellers are promptly provided with a copy of any material communication from any Tax Authority insofar as it relates to the tax affairs of any BOMAG Group Company in respect of the Pre-Closing Tax Period or the Straddle Period.

13.3.3	For the avoidance of doubt, where any matter relating to Taxes gives rise to a Tax Claim for which the Seller may be liable, the provisions of Section 13.2 (Conduct of Claims) shall apply to the effect that, in relation to that matter, the provisions of Section 13.2 shall take precedence over the provisions of this Section 13.3.

13.4	Tax Cooperation and Exchange of Information

13.4.1	The Seller and the Purchaser shall without undue delay (unverzüglich) provide each other with such cooperation and information as either of them reasonably may request of the other (and the Purchaser shall cause the BOMAG Group Companies to provide such cooperation and information) in filing any Tax Return, amended Tax Return or claim for refund, determining a Tax liability or a right to a refund of Taxes or participating in or conducting any Tax Audit or other proceeding in respect of Taxes for the Pre-Closing Tax Period and for the Straddle Period. Such cooperation and information shall in particular include providing copies of relevant Tax Returns or portions thereof, together with related work papers and documents relating to rulings by Tax Authorities. The Seller and the Purchaser shall make themselves (and their respective employees) reasonably available on a mutually convenient basis to provide explanations of any documents or information provided under this Section 13.4.

13.4.2	Notwithstanding anything to the contrary in this Agreement, the Seller, on the one hand, and the Purchaser, on the other hand, shall retain a copy of all Tax Returns, work papers and all material records or other documents in its possession (or in the possession of its affiliates) relating to Tax matters of any BOMAG Group Company for the Pre-Closing Tax Periods and the Straddle

Period until the later of (i) six months after the expiration of the applicable statutes of limitations for the Taxes in question of the taxable periods to which such Tax Returns and other documents relate (taking into account any extension or waiver thereof), or (ii) six years following the due date (taking into account any extension or waiver) for such Tax Return. After such time, before the Seller or the Purchaser shall dispose of such documentation in its possession (or in the possession of its affiliates), the other party shall be given an opportunity after 90 calendar days prior written notice to receive, to remove and retain all or any part of such documents as such other party may select (at such other party’s expense).

13.5	Limitations

13.5.1	Notwithstanding any other limitations contained in this Agreement, the Seller shall not be obliged to indemnify the Purchaser under this Section 13 if and to the extent that:

(i)	an individual indemnification does not exceed an amount of US$ 100,000 and, in addition, the aggregate amount of such indemnifications under Section 13.1 exceeds US$ 2,000,000; or

(ii)	the Purchaser or a BOMAG Group Company are in breach of Section 13.2, 13.3 or 13.4 of this Agreement unless the Purchaser can demonstrate that this breach has not caused or increased Indemnified Taxes; or

(iii)	the Indemnified Taxes would not have arisen but for Tax Elections made (or omitted to be made) after the Closing Date by the Purchaser or any BOMAG Group Company, other than Tax Elections taking place with the written approval of the Seller; or

(iv)	the Indemnified Taxes would not have arisen but for any action or omission of the Purchaser or BOMAG Group Company after the Closing Date, but excluding any action or omission:

(a)	carried out (or omitted) pursuant to a legally binding obligation of any BOMAG Group Company incurred before Closing; or

(b)	carried out (or omitted) pursuant to an obligation imposed by any law, regulation or requirement having the force of law; or

(c)	taking place at the written request or with the written approval of the Seller; or

(v)	such Indemnified Taxes arise or are increased as a consequence of any change in the law (including subordinate legislation) or in the generally published interpretation or practice of any Tax Authority coming into force after Closing, provided that, the change was not announced by the relevant Tax Authority prior to Closing.

13.5.2	The limitations under Section 11.3 shall apply to claims under this Section 13 mutatis mutandis, while, for the avoidance of doubt, those under Section 11.5 do explicitly not apply.

13.6	Purchaser shall advise Seller prior to the Closing Date if it wishes to elect to treat the sale of BOMAG Americas in accordance with Section 338(h)(10) of the Internal Revenue Code of 1986, as amended. Seller shall consent to such election only if the Parties reach a mutual agreement on compensation and terms and conditions for agreeing to such election.

13.7	The Parties agree that on or prior to Closing, the BOMAG Germany Balance Sheets shall contain a related reserve and receivable (from a Seller’s Group Company) in the amount of a contingent liability of EUR 14,600,000 related to the potential non acceptance by the competent Tax Authorities of the fiscal unity (Organschaft) of BOMAG Germany in the year 2002/2003, (“Tax Risk”). Seller shall indemnify BOMAG Germany for any Losses related to the Tax Risk, it being understood

a) the amount up to EUR 14,600,000 shall not be subject to the de minimis or deductible set forth in Section 13.5.1 (i) but shall be considered as part of the cap of US$ 25,000,000;

b) any amounts in excess of the EUR 14,600,000 shall not be limited by the cap of US $ 25,000,000 in Section 14.7;

c) with respect to the reserve established by BOMAG Germany for the Tax Risk, Section 11.3.7 shall not apply or limit this indemnity;

d) BOMAG GmbH will receive a letter from Deloitte & Touche confirming that they will fully approve the treatement of the Tax Risk in their audit of the BOMAG Germany Balance Sheets.

14	Undertakings

14.1	The Parties undertake and undertake to cause their Affiliates to, upon the request of the other Party, any time after the day of this Agreement and without any further compensation to execute all documents in proper form and to take all measures or actions, which may still be necessary in order to consummate the transactions contemplated herein and to comply fully with the purpose of this Agreement.

14.2	Intercompany Agreements

14.2.1	All legal relations and contracts between any member of Seller’s Group on the one side and any of the BOMAG Group Companies on the other side, including without limitation as set forth in Annex 14.2 (a), shall be terminated as of

Closing except for those as listed in Annex 14.2 (b), which shall survive Closing but be modified in accordance with Annex 14.2 (b), and no obligation or liability whatsoever shall arise for the BOMAG Group Companies from such termination.

14.2.2	If any of the agreements set forth in Annex 14.2 (a) shall not have been terminated by Closing, neither Purchaser nor any member of the Purchaser’s Group shall be entitled to any benefit arising of such agreements. To the extent any Party becomes aware that any of such agreements has not been terminated by Closing, it shall give notice thereof to the other Party and the Parties shall use reasonable endeavors to procure that the respective agreement is terminated within a 30-day-period after such notice.

14.2.3	Annex 14.2 (c) contains a list of agreements under which BOMAG Group Companies are liable for obligations of a member of the Seller’s Group and are not the beneficiaries of such agreements. Seller shall take the necessary steps before Closing to obtain the release of the relevant BOMAG Group Company from such liability. Pending such release the Seller shall indemnify the relevant BOMAG Group Company and the Purchaser and any other BOMAG Group Company and any person connected with any of them for all amounts paid by any of them pursuant to any such agreement.

14.3	Seller shall procure that as from the Closing and subject to the following provision the Seller and any Affiliates of the Seller shall cease using the name, trademark or brand “BOMAG” or any mark, name logo or other material containing the same except for any action prescribed by law or rules of any recognized stock exchange and except for existing brochures and other marketing and business material, which Seller and any Affiliate of the Seller shall be entitled to use for a period of 3 months after the Closing. The name “BOMAG” or any combination thereof will be deleted from the names of Affiliates of the Seller within 3 months after Closing. After expiry of this 3 month period, Seller and its Affiliates shall not have any right to use the name “BOMAG”, or any combination thereof. Domain names of the Seller or Affiliates of the Seller containing the name “BOMAG”, or any combination thereof will be transferred to Purchaser or any Relevant Purchaser on the Closing Date without any additional compensation to be paid by Purchaser, but on Purchaser’s costs.

14.4	Purchaser shall procure that subject to the following provision the Purchaser and any Affiliates of the Purchaser (including the BOMAG Group Companies) shall cease using the name, trademark or brand “SPX” or any mark, name logo or other material containing the same within 3 months after Closing. After the expiry of the 3 month period, Purchaser and its Affiliates (including the BOMAG Group Companies) shall not have any right to use the name “SPX”, or any combination thereof. Domain names of the Purchaser or Affiliates of the Purchaser containing the name “SPX “, or any combination thereof will be transferred to Seller on his demand without any additional compensation to be paid by Seller, but on Seller’s costs.

14.5	Seller shall procure, that any Employees, directors or officers of the BOMAG Group Companies also holding an office with any member of the Seller’s Group shall be removed from these offices within the Seller’s Group immediately following the Closing Date. Any employee, director or officer of Seller’s Group, holding an office as pension trustee with a pension trust transferred to the Purchaser, shall be removed as well.

14.6	Release of Guarantees

14.6.1	The Purchaser shall use reasonable endeavors to procure by Closing or, to the extent not done by Closing, within 90 days after Closing or to the extent not done within such period, as soon as reasonably practicable thereafter, the release of the Relevant Shareholders or any other member of the Seller’s Group or any person connected with any of them from any securities, guarantees, letters of comfort or indemnities given by or binding upon the Relevant Shareholders or any other member of the Seller’s Group or any person connected with any of them in respect of any liability of the BOMAG Group Companies. Pending such release the Purchaser shall indemnify the Relevant Shareholders and any other member of the Seller’s Group and any person connected with any of them against all amounts paid by any of them pursuant to any such securities, guarantees and indemnities in respect of such liability of the BOMAG Group Companies.

14.6.2	The Relevant Shareholders shall use reasonable endeavors to procure, by Closing or, to the extent not done by Closing, within 30 days thereafter, or, to the extent not done within such period, as soon as reasonably practicable thereafter, the release of each BOMAG Group Company from any securities, guarantees, letters of comfort or indemnities given by or binding upon the BOMAG Group Company in respect of any liability of the Relevant Shareholders or any member of the Seller’s Group. Pending such release, the Seller shall indemnify the BOMAG Group Companies against all amounts paid by any of them pursuant to any such securities, guarantees and indemnities in respect of such liability of the Relevant Shareholders.

14.7	All claims of Purchaser under or in connection with this Agreement shall be limited to an aggregate amount of US$ 25,000,000, except in relation with Sections 10.1 to 10.3 or in case of wilfull misconduct or fraud.

14.8	For any claims of the Purchaser not based on Sections 10 to 13, the following shall apply:

Purchaser shall have all claims for specific performance (Erfüllungsansprüche) and all claims resulting from Seller’s non-fulfillment of Purchaser’s claims for specific performance. Notwithstanding Purchaser’s rights under the preceding sentence, all rights of Purchaser to withdraw from this Agreement for whatever reason, including but not limited to the rights to void (Anfechtung), rescind (Rücktritt/Wandlung), or terminate (Kündigung) this Agreement based on whatever legal reason including violation of pre-contractual duty of care (culpa in contrahendo), violation of contractual duties (positive Vertragsverletzung) are herewith, to the extent legally permissible, explicitly excluded.

14.9	Fees

Neither Purchaser nor any BOMAG Group Company has any liability or obligation to pay any fee or commission to any broker, finder or intermediary in connection with the transactions contemplated hereby for which the Seller could become liable or obligated. Neither the Seller nor any Affiliate of the Seller has any liability or obligation to pay any fee or commission to any broker, finder or intermediary in connection with the transactions contemplated hereby for which Purchaser or any of the Bomag Group Companies could become liable or obligated.

14.10	Insurances

Purchaser shall not and shall cause its Affiliates, including the BOMAG Group Companies, not to assert, by way of claim, action, litigation or otherwise, any right to any Seller Insurance Policies covering the BOMAG Group Companies or benefit thereunder, other than the insurance policies as set forth on Annex 14.10. Seller shall retain all right, title and interest under the Seller Insurance Policies.

14.11	Product liability

Seller shall indemnify Purchaser against any Losses resulting from products liabilites litigation listed in Annex 14.11 up to the aggregate amount of US$ 1,000,000. This indemnity shall expire on the fifth anniversary of the Closing Date. Purchaser hereby authorizes Seller to defend Purchaser and the BOMAG Group Companies as set forth in Section 12.3. (ii).

14.12	Stow indemnity

Seller shall indemnify Purchaser from any Losses resulting from the existence of Hazardous Substances on the former Stow Manufacturing factory in Binghampton, New York (“Stow Site”) up to the amount of US$ 5,4000,000. This indemnity shall expire on the fifth anniversary of the Closing Date. In case that any competent authority issues prior to the date of the fifth anniversary of the Closing Date a No-Action-letter regarding the Stow Site or expresses otherwise that they will not request any actions in relation to such Hazardous Substances, this indemnity shall expire on the date of such letter or indication. Purchaser hereby authorizes Seller to defend Purchaser and the BOMAG Group Companies as set forth in Sections 12.3. (ii).

14.13	Allocation of payments etc.

In case that Seller or Purchaser receives erroneously a payment from a third party which belongs to the BOMAG Group Companies in relation to the BOMAG Business,

the receiving party shall transfer such payment without undue delay (unverzüglich) to the entitled party and the transferring party shall have no rights in relation to such payments. This applies as well to any claims received by third parties.

14.14	US Employees

14.14.1	US Employees

If a subsidiary designated by Purchaser to acquire the purchasers US business (the “US Purchaser Subsidiary”) does not already have a 401 (k) plan (the “Retirement’s Savings Plan”), then, promptly following the Closing, Purchaser shall establish a 401 (k) plan for the participation of all Retained US Employees that are, on the Closing Date, employees of the BOMAG Business purchased by Purchaser (the “Retained US Employees”). Purchaser shall permit Retained US Employees who participated in Seller’s Retirement Savings Plan immediately prior to the Closing to effect a direct rollover of their accounts in cash (including outstanding participant loans) to Purchaser’s 401 (k) plan. If the rollovers are to Purchaser’s existing 401 (k) plan, Purchaser shall amend such plan if necessary to effect such rollovers. Retained US Employees on a long term disability shall be retained by Seller until released to return to work or no longer disabled, who shall be identified by Seller prior to the Closing Date.

14.14.2	Purchaser shall assume and maintain for a period of at least two years following the Closing Date the benefit plans maintained or sponsored by SPX Corporation immediately prior to the Closing Date that solely cover Retained US Employees (and not any other employees of Seller or any member of Seller’s Group), and shall establish and maintain for at least two years following the Closing Date employee benefit plans for continuing employees of US Purchaser Subsidiary providing benefits that are comparable to the benefits provided to Retained US Employees under each other benefit plan maintained or sponsored by Seller (other than any defined benefit pension plan (except as required by law, rule, regulation or collective bargaining agreement) or equity incentive plan). Purchaser shall cause the applicable BOMAG Group Company to maintain for a period of at least two years following the Closing Date the benefit plans maintained or sponsored by any of the BOMAG Group Companies immediately prior to the Closing Date or employee benefit plans providing for continuing employees of US Purchaser Subsidiary benefits that are substantially the same as the benefits provided to Retained US Employees under each such benefit plan. Neither Purchaser nor any member of the Purchaser Group is assuming any defined benefit, retirement or similar plan or benefit in respect of Retained US Employees except for obligations under the agreement between the Independent Construction Equipment Builders Union and Compaction America, Inc. (2002 – 2006).

14.14.3	Purchaser shall cause the Retained US Employees to be granted credit for all service with Seller or any of its Affiliates and their respective predecessors prior to the Closing for all purposes for which such service was recognized by Seller and its Affiliates. Any employee benefit plan of US Purchaser Subsidiary which provides medical, dental or life insurance benefits after the Closing to any US Employee or a dependent thereof shall, with respect to such individuals, waive any waiting period and any pre-existing conditions and actively-at-work exclusions and shall provide that any expenses incurred on or before the Closing by such individuals (as set forth on the US Employee’s Explanation of Benefit Statement) shall be taken into account under such plans for purposes of satisfying applicable deductible or coinsurance provisions.

14.14.4	Except liabilities and obligations, the existence of which are breaches of Purchaser’s Assumptions and warranties of Seller, Purchaser shall assume, as of the Closing Date, all Retained US Employee-related liabilities and obligations of Seller (other than liabilities related to the Seller Pension Plan), and all liabilities and obligations in respect of retirees of BOMAG Group Companies (other than liabilities related to the SPX Corporation Individual Account Retirement Plan), under those benefit plans and workers’ compensation arrangements with respect to Retained US Employees, retirees, and their respective dependents and beneficiaries whether incurred or accrued prior to, on or following the Closing as set forth in Annex 14.14.4. Purchaser shall reimburse Seller for any Retained US Employee-related liabilities paid for by Seller after the Closing Date, provided that such liabilites do not relate to a period prior to the Closing Date.

14.14.5	Purchaser shall provide severance pay and other benefit entitlement that may be owing to any Retained US Employee whose employment is terminated by Purchaser on or after the Closing Date or by reason of the transactions contemplated hereby. If such severance occurs on or within six months after the Closing Date or by reason of the transactions contemplated hereby, such severance pay and benefit entitlements shall be determined (for continuing employees of US Purchaser Subsidiary US Employee by Retained US Employee basis) in accordance with the severance policy applicable to such Retained US Employee immediately prior to the Closing, if more favorable that the severance policy of Purchaser in effect after the Closing.

14.14.6	In this Section Purchaser includes US Purchaser Subsidiaries, as the case may be.

14.15	SPX hereby irrevocably guarantees (selbstschuldnerische Bürgschaft) the performance of this Agreement by Seller of all claims of the Purchaser against the Seller of any type whatsoever pursuant to this Agreement and its Annexes.

14.16	Finalisation of Annexes

The Parties acknowledge that the Annexes to this Agreement have not been finalized and attached to this Agreement yet, except for Annexes 1.1 and 1.3 to 1.6, which are attached to this Agreement, and except for Annex 1.2 which is attached in a non final form. Reference is made to the Annexes attached.

The Parties agree that,

14.16.1	the Annexes 2.2.1 and 17 will be negotiated and agreed between the Parties in good faith.

14.16.2	The other Annexes will be provided to the Purchaser as set out in more detail hereinafter.

(i)	Seller undertakes to deliver a draft of the Annexes to the Purchaser within ten Business Days after the date hereof.

(ii)	The Seller will use its best endeavors to deliver the Annexes as soon as they are available in a reasonable final form in order to enable the Purchaser to review them.

(iii)	The final set of such Annexes will be delivered by the Seller to the Purchaser five Business Days prior to the Closing at the latest, provided that Seller shall have the opportunity to update such final set up until the third Business Day prior to Closing for events which arise or become known to the Seller between the fifth and the third Business Day prior to Closing.

14.16.3	The Parties undertake to have all Annexes notarized on or prior to the Closing Date.

14.16.4	Should the information contained in the Annexes provided by Seller pursuant to Section 14.16.2 evidence a Material Adverse Effect then Purchaser shall in its sole discretion be entitled to terminate this Agreement (Rücktritt vom Vertrag) by written notice to Seller stating the details for this termination. With respect to the calculation of a Material Adverse Effect pursuant to this Section 14.16.4 the following shall apply:

(i)	Losses below the amount of EUR 35,000 shall be disregarded for the purpose of this Section,

(ii)	provided, however, damages resulting from the same cause or origin (“Multiple Damages”) shall count as one damage; and the Loss amount attributed to such Multiple Damages shall be deemed to be the aggregate amount of the Loss caused by such Multiple Damages.

14.16.5	In case of a termination of this Agreement on the basis of 14.16.4, no Party nor SPX shall have any claim against any other Party or SPX under this Agreement.

14.16.6	The acting notary advised the Deponents that in case the Parties will not notarize the Annexes this Agreement may not be valid and binding. Nevertheless, the Deponents insisted on notarizing this Agreement.

15	Confidentiality

15.1	Announcements

No announcement or circular in connection with the existence or the subject matter of this Agreement shall be made or issued by or on behalf of Seller or Purchaser or any Affiliate of Seller or Purchaser without the prior written approval of the Seller and the Purchaser. This shall not affect any announcement or circular required by law or any regulatory body or the rules of any recognised stock exchange on which the shares of either Party are listed but the Party with an obligation to make an announcement or issue a circular shall consult with the other Party insofar as is reasonably practicable before complying with such an obligation.

15.2	Confidentiality

15.2.1	This Section 15.2 shall be without prejudice to the Confidentiality Agreement, which Agreement shall remain in force until Closing.

15.2.2

(i)	The Seller shall treat as strictly confidential and not disclose or use any information relating to the BOMAG Group Companies following Closing and any other information relating to the BOMAG business, financial or other affairs (including future plans and targets) of the Purchaser’s Group.

(ii)	The Purchaser shall treat as strictly confidential and not disclose or use any information relating to the business, financial or other affairs (including future plans and targets) of the Affiliates of Seller including, prior to Closing, the BOMAG Group Companies.

15.2.3	Section 15.2.2 shall not prohibit disclosure or use of any information if and to the extent:

(i)	the disclosure or use is required by law, any regulatory body or any recognised stock exchange on which the shares of the Seller or the Purchaser are listed;

(ii)	the disclosure or use is required to vest the full benefit of this Agreement in the Seller or the Purchaser;

(iii)	the disclosure or use is required for the purpose of any judicial proceedings arising out of this Agreement or any other agreement entered into under or pursuant to this Agreement or the disclosure is made to a Tax Authority in connection with the Tax affairs of the disclosing party;

(iv)	the disclosure is made to professional advisers of the Seller or the Purchaser on terms that such professional advisers undertake to comply with the provisions of Section 15.2.2 in respect of such information as if they were a party to this Agreement;

(v)	the information is or becomes publicly available (other than by breach of the Confidentiality Agreement or of this Agreement);

(vi)	the other party has given prior written approval to the disclosure or use;

provided that prior to disclosure or use of any information pursuant to Section 15.2.3(i), (ii) or (iii), the party concerned shall promptly notify the other party of such requirement with a view to providing that other party with the opportunity to contest such disclosure or use or otherwise to agree the timing and content of such disclosure or use.

16	Non-Competition Covenants

16.1	Restrictions

The Seller undertakes that no member of the Seller’s Group will during the Restricted Period on the relevant markets, which are specified in Annex 16.1, in which the BOMAG Group Companies are active on the Closing Date:

16.1.1	carry on, be engaged in or be economically interested in any business which is of the same or similar type to the current BOMAG Business;

16.1.2	induce or seek to induce any present Restricted Employee to become employed whether as employee, consultant or otherwise by any member of the Seller’s Group, whether or not such Restricted Employee would thereby commit a breach of his contract of service. The placing of an advertisement of a post available to a member of the public generally and the recruitment of a person through an employment agency shall not constitute a breach of this Section 15 provided that no member of the Seller’s Group encourages or advises such agency to approach any Restricted Employee.

16.2	Exceptions

The restrictions in Section 16.1 shall not operate to prohibit any member of the Seller’s Group:

16.2.1	from carrying on or having an economic interest in any business which is of the same or similar type to the business carried on by the BOMAG Group Companies after such time as the Purchasers cease to carry on or be engaged in or economically interested in the BOMAG Business;

16.2.2	from holding or having an economic interest in up to 10 per cent of the outstanding issued share capital of a company listed on any recognized stock exchange;

16.2.3	from fulfilling any obligation pursuant to this Agreement and any agreement to be entered into pursuant to this Agreement;

16.2.4	if the compaction business within an acquired business or target is responsible for less than 15% of such acquired business’s or target’s turnover.

16.3	Reasonableness of Restrictions

The Parties agree that the restrictions contained in this Section are no greater than is reasonable and necessary for the protection of the interest of the Purchaser and/or the BOMAG Group Companies, but if any such restriction shall be held to be void but would be valid if deleted in part or reduced in application, such restriction shall apply with such deletion or modification as may be necessary to make it valid and enforceable.

16.4	Cure Period

The Parties agree that any non-compliance under this Section 16 shall only constitute a breach of this Agreement, if and to the extent the respective Party fails to remedy such non-compliance within one year after having received a notice with this regard from the other Party.

17	Interim Services

Purchaser and Seller shall enter into and cause their Affiliates to enter into interim service agreements, including an interim service agreement for data, network and messaging services, in the form of the agreement attached as Annex 17.

18	Miscellaneous

18.1	The Purchaser shall, and shall procure that the relevant BOMAG Group Companies shall, retain for a period of 10 years from Closing the books, records and documents of the BOMAG Group Companies to the extent they relate to the period prior to Closing and shall, and shall procure that the relevant BOMAG Group Companies, allow the Seller reasonable access to such books, records and documents, including the right to take copies, at the Seller’s expense. Purchaser shall allow Seller and its agents access to all books and records on reasonable notice and at reasonable times at the relevant BOMAG Group Companies’ principal place of business or at any location where any books and records are stored, and Seller shall have the right, at its own expense, to make copies of any books and records of the relevant BOMAG Group Companies; provided, however, that any such access or copying shall be had or done in such a manner so as not to unduly interfere with the normal conduct of the relevant BOMAG Group Companies’ business.

18.2	Except as set forth in Section 14.16, this Agreement contains the whole agreement between the Seller and the Purchaser relating to the subject matter of this Agreement at the date hereof to the exclusion of any terms implied by law which may be excluded by contract and supersedes any previous written or oral agreement between the Seller and the Purchaser in relation to the matters dealt with in this Agreement, except for the Confidentiality Agreement, which shall remain in force until Closing in accordance with Section 15.2.1 of this Agreement.

18.3	Except as otherwise expressly provided in this Agreement, neither the Seller nor the Purchaser may without the prior written consent of the other, assign, grant any security interest over, hold on trust or otherwise transfer the benefit of the whole or any part of this Agreement, except within the Purchaser’s Group.

18.4	No variation of this Agreement shall be effective unless in writing and notarized, if notarization is required. This shall also apply to any change of this provision as well.

18.5	The Purchaser shall bear the cost of all notarial fees and all registration, stamp and transfer taxes and duties or their equivalents in all jurisdictions where such fees, taxes and duties are payable as a result of the transactions contemplated by this Agreement. The Purchaser shall be responsible for arranging the payment of all such fees, taxes and duties, including fulfilling any administrative or reporting obligation imposed by the jurisdiction in question in connection with the payment of such taxes and duties. The Purchaser shall indemnify the Seller or any other member of the Seller’s Group against any Losses suffered by the Seller or Affiliates of Seller as a result of the Purchaser failing to comply with its obligations under this Section 18.5. Apart therefrom, any Party shall bear its own costs and taxes and the costs of its advisors and auditors. The Parties agree that this Section 18.5 overrules Section 13.1 of this Agreement, thereby assuring that all fees, taxes and duties in the scope of this Section 18.5 are borne by Purchaser.

18.6	Any notice or other communication in connection with this Agreement shall be in writing in English provided, however, that documents to be submitted do not have to be accompanied by an English translation if they are in a language other than English, and delivered by hand, fax, registered post or by courier using an internationally recognized courier company addressed as follows or to such other person or address as the Party may notify to the other Party from time to time.

To Seller:	SPX Corporation
40 Shattuck Rd. Suite 308
Andover MA 01810-2455
USA

Fax:	001 978 837 4442

Attention:	Amy Etherington

with a copy to:	Linklaters Oppenhoff & Rädler
Hohenstaufenring 62
50674 Cologne
Fax:	0049-221-20 91-435
Attention:	Wolfgang F. Sturm

To Purchaser:	Fayat SA
137, rue du Palais Gallien - BP 28
33029 Bordeaux Cedex
France

Fax:	0033 1 69 12 67 22 and 0033 5 56 81 03 06
Attention:	Mr. Hervé Bourcier and Alain Pauzié

with a copy to:	Hoche Société d’Avocats
8, Avenue Delcassé
75008 Paris
France

Fax:	0033 1 53 77 36 60
Attention:	Jean-Luc Blein

18.7	If any provision in this Agreement shall be held to be totally or partially invalid or not contain a necessary regulation, the validity of the other provisions of this Agreement shall not be affected thereby. The invalid provision shall be replaced and the gap be filled by a legally valid arrangement which corresponds as closely as possible to the intentions of the Parties or what would have been the intentions of the Parties according to the aim and purpose of this Agreement if they had recognized the gap.

18.8	Subject to Section 5 (Purchase Price Adjustment), any dispute arising out of or connected with this Agreement, including a dispute as to the validity or existence of this Agreement shall be resolved by the competent Courts of Cologne.

18.9	This Agreement shall be governed by and construed in accordance with German law except for (i) the German law provisions regarding conflicts of laws, and (ii) the Uniform Code on the International Sale of Goods.

[David J. Wilson] [Herve Bourcier] [Dr. Klaus K. Fischer, deputy notary]

List of Annexes

Annex	Content
1.1	Details of the BOMAG Group Companies

1.2	Description of Pre-Closing Restructuring

1.3	Shares held by BOMAG Group Companies

1.4	Cash

1.5	Financial Debt

1.6	Working Capital

1.7	Disclosure Schedule

2.2.1	Details of Relevant Shareholders, Relevant Purchasers, BOMAG Group Shares

4.1.6	Allocation of the Purchase Price

4.3	Cash Lines

5.4	Accounting Practices

8.2.2(i) -8.2.2(ix)	Local Transfer Documents

10.3.2 (i)	Constitutional Documents

10.4	Financial Statements

10.6.1	Owned real property

10.6.2	Leased real property

10.9.1	Patents, trademarks, trade names, copyrights

10.10.2	Leasing agreements

10.11.1	List of employees featuring their position, their salary, benefits, period of continuous employment/start date

10.11.2	List of all works councils and employee representative bodies

10.11.3	Collective bargaining agreements etc.

10.11.4	Pension plans or arrangements

10.11.5	Termination of Employment Contracts

10.11.6	Phased Retirement

10.15	Seller Insurance Policies

10.19	Seller’s Knowledge

14.2 (a)	Legal relations to be terminated as of Closing

14.2 (b)	Legal relations surviving Closing

14.2 (c)	Agreements with joint and several liability of the BOMAG Group Companies

14.10	Insurances not fully retained by Seller

14.11	Indemnified Product Liability Litigation

14.13.4	US Employee related liabilities and obligations

16.1	Relevant Markets

17	Interim Services